Exhibit 10.1

SUPPLY, DISTRIBUTION AND MARKETING AGREEMENT

THIS SUPPLY, DISTRIBUTION AND MARKETING AGREEMENT (this “Agreement”) is made effective as of August 9, 2006 (the “Effective Date”) by and among Oscient Pharmaceuticals Corporation, a Massachusetts corporation with a principal place of business at 1000 Winter Street, Suite 2200, Waltham, Massachusetts (“Supplier”), Abbott International, LLC, a U.S. limited liability company with a place of business at 200 Abbott Park Road, Dept 64E, AP34-1, Abbott Park, IL 60064-6194 (“Purchaser”) and, solely for the purposes of Sections 1.1, 2.3, 2.5, 3.2(b), 3.3(c), 7, 8.2, 8.4, 9.4, 11, 13.3, 16, 18 and 19 herein, Abbott Laboratories, Ltd., a Canadian corporation with a place of business at 8401, Autoroute Trans Canada, Saint-Laurent, Québec (“Abbott Canada”) and solely for the purposes of Section 20, Abbott Laboratories, an Illinois corporation with a place of business at 100 Abbott Park Road, Abbott Park, Illinois 60064. Supplier, Purchaser and Abbott Canada are each hereafter referred to individually as a “Party” and together as the “Parties”.

WHEREAS, Supplier has the capability to manufacture the Products (as defined below); and

WHEREAS, the Parties desire that Supplier supply Purchaser with the Products under this Agreement on the terms and subject to the conditions set forth below.

NOW THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1 Definitions. Whenever used in the Agreement with an initial capital letter, the terms defined in this Article 1 shall have the meanings specified.

(a)	“ABS” shall mean acute bacterial sinusitis.

(b)	“Actual Selling Price” shall be equal to the aggregate Net Sales for all Product in the applicable month divided by the number of tablets sold by Purchaser and Abbott Canada to wholesalers, pharmacies or hospitals in such applicable month.

(c)	“Actual Transfer Price” shall have the meaning ascribed thereto in Section 10.2(b).

(d)	“AECB” shall mean acute bacterial exacerbations of chronic bronchitis.

(e)

“Affiliate” shall mean in respect of any Party any corporation, firm, limited liability company, partnership or other entity which directly Controls or is Controlled by or is under common Control with such Party. For purposes of this definition only, “control” means ownership, directly or indirectly through one or more Affiliates, of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or fifty percent

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(50%) or more of the equity interests in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby a party controls or has the right to control the Board of Directors or equivalent governing body of a corporation or other entity.

(f)	“Adverse Event” shall mean a noxious and unintended response in a patient (human or animal) being administered a drug, whether or not such response is related to the drug, which occurs at doses normally used or tested for the diagnosis, treatment or prevention of a disease or the modification of an organic function.

(g)	“Applicable Percentage” shall equal (i) [*]% for the period prior to Purchaser’s achievement of Product Net Sales of $[*] Million (calculated in Canadian dollars); (ii) thereafter, [*]% until Purchaser’s achievement of Product Net Sales of $[*] Million (calculated in Canadian dollars); and (iii) [*]% for any period thereafter.

(h)	“Business Day” any day which is not a Saturday, Sunday or day observed as a holiday under the laws of the Province of Quebec or the federal laws of Canada applicable therein or under the laws of Massachusetts or the federal laws of the United States of America applicable therein.

(i)	“Call” shall mean a personal visit by a Sales Representative to a member of the Target Audience in the Territory during which such Sales Representative Details a Product.

(j)	“CAP” shall mean community-acquired pneumonia of mild-to-moderate severity.

(k)	“Certificate of Analysis and Compliance” means a written certification, substantially in the form attached as Exhibit A, delivered by Supplier to Purchaser with each shipment of Finished Products that (i) sets forth the analytical test results for said shipment of Finished Product, and (ii) states that the said shipment of Finished Product was manufactured in compliance with the Specifications and the GMP.

(l)	“Commercialize” and “Commercialization” shall mean, with respect to the Product, all activities relating to the marketing, promotion, handling, distribution, storage, sale, shipping, offer for sale and importation for sale of the Product in the Territory.

(m)	“Compound” shall mean the form of gemifloxacin mesylate having the molecular formula [*].

(n)

“Contract Year” shall mean for the purpose of this Agreement, a period consisting of twelve (12) consecutive calendar months commencing on the first day of December in each calendar year, provided, however that the first and last Contract Year for the purpose of this Agreement may be shorter than twelve (12) months whereby (i) the first Contract Year thereof shall commence on the

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

Effective Date and terminate on the earlier to occur of November 30 following the Effective date or the commencement of Manufacture of the Product by the Purchaser pursuant to the Purchaser’s exercise of its Manufacturing option set forth in Section 5 below, and (ii) the last Contract Year thereof shall terminate on the earlier to occur of the last day of the Term or the commencement of the Manufacture of the Product by the Purchaser pursuant to the Purchaser’s exercise of its Manufacturing option set forth in Section 5 below.

(o)	“Copyrights” shall mean all copyright works including literary and artistic works utilized in the Commercialization of the Products.

(p)	“Confidential Information” shall mean with respect to a Party (the “Receiving Party”), all information which is disclosed by another Party (the “Disclosing Party”) to the Receiving Party hereunder or to any of its employees, consultants, Affiliates, licensees or Sub-Distributors, except to the extent that the Receiving Party can demonstrate by written record or other suitable physical evidence that such information, (a) as of the date of disclosure is demonstrably known to the Receiving Party or its Affiliates other than by virtue of a prior confidential disclosure to the Receiving Party or its Affiliates by the Disclosing Party; (b) as of the date of disclosure is in, or subsequently enters, the public domain, through no fault or omission of the Receiving Party; (c) is obtained from a third party having a lawful right to make such disclosure free from any obligation of confidentiality to the Disclosing Party; or (d) is independently developed by or for the Receiving Party without reference to or reliance upon any Confidential Information of the Disclosing Party.

(q)	“Detail” or “Detailing” shall mean, with respect to the Product, the communication by a Sales Representative during a Call to a member of the Target Audience (i) involving face-to-face contact, (ii) describing in a fair and balanced manner the approved indicated uses and other relevant characteristics of such Product, (iii) using marketing, promotional and educational materials in an effort to increase the Target Audience prescribing and/or hospital ordering preferences of a Product for its approved indicated uses, and (iv) made at the Target Audience member’s office, in a hospital, at marketing meetings sponsored by the Purchaser or Abbott Canada for the Products or other appropriate venues conducive to pharmaceutical product informational communication where the principal objective is to place an emphasis, either primary, secondary or tertiary, on a Product and not simply to discuss a Product with a member of the Target Audience.

(r)	“Develop” shall mean, with respect to any Product, all activities relating to seeking, obtaining and/or maintaining Regulatory Approvals and public and private formulary listings, regulatory affairs, statistical analysis and report writing and the preparation, submission, review and development of data related thereto and all other pre-approval activities, but excluding (i) the Manufacture of the Product; or (ii) clinical or non-clinical research and drug development activities of the Product.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(s)	“Diligent Efforts” means using reasonable efforts, consistent with prudent business judgment, including the carrying out of obligations or tasks consistent with the standard of practice in the pharmaceutical industry in the Territory for the Commercialization of a pharmaceutical product having similar market potential, profit potential or strategic value as the Product, based on conditions then prevailing, including, without limitation, the maturity of the Product and the intellectual property protection surrounding the Product and furthermore requires that each of Supplier, Purchaser or Abbott Canada, at a minimum, provided that such actions are commercially reasonable: (i) determine the general industry practices with respect to the applicable activities; (ii) reasonably promptly assign responsibility for such obligations to specific employee(s) who are held accountable for progress, and monitor such progress on an on-going basis; (iii) set and consistently seek to achieve specific and meaningful objectives for carrying out such obligations; and (iv) make and implement decisions and allocate resources designed to advance progress with respect to such objectives.

(t)	“Estimated Exchange Rate” means the rate of exchange of Canadian dollars to U.S. dollars as determined by Purchaser, in good faith, for each applicable Contract Year using historic exchange rate information from nationally published sources for the preceding year. Each Estimated Exchange Rate will be established by Purchaser at least thirty (30) days prior to the applicable Contract Year.

(u)	“Estimated Transfer Price means the aggregate Net Sales for the Product during the three (3) month period ending August 31 immediately preceding the new Contract Year divided by the number of Product tablets sold during such three month period, multiplied by the Applicable Percentage (as calculated based on Net Sales commencing from the First Commercial Sale through and including the period covered by such new Contract Year), multiplied by the Estimated Exchange Rate; provided that, the Estimated Transfer Price may be revised to reflect any adjustments to Actual Selling Price resulting from new competition or material changes in the market dynamics.

(v)	“Excess Run Quantities” shall mean the amount of Product remaining and held by Supplier after processing the Minimum Run Quantities pursuant to a Purchaser Order after subtracting the amount of Product actually Purchased by Purchaser and the amount of Product designated from such Minimum Run Quantities to Safety Stock Inventory.

(w)	“Exhibits” means the exhibits to this Agreement, unless otherwise specified, and the following are the Exhibits attached to and incorporated in this Agreement by reference and deemed to be part hereof:

Exhibit	Description
A	Certificate of Analysis and Compliance

B	Form of Purchase Order

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(x)	“First Commercial Sale” shall mean the date of the first arm’s length sale of the Product by or on behalf of Purchaser or Abbott Canada in the Territory, other than sales by Purchaser to Abbott Canada.

(y)	“Final Packaging” means the labeling and packaging of Processed Product in accordance with Laws, including the package inserts and other components reasonably necessary for the sale or distribution of the Product to wholesalers, pharmacies and physicians in the Territory.

(z)	“Finished Product” shall mean a Product in its finished form in Final Packaging, ready for sale to the market or distribution as Professional Samples.

(aa)	“Generic” shall mean a pharmaceutical product that has the same active ingredient as the Product (gemifloxacin), has the same route of administration, is bioequivalent to the Product and is approved for the same indications by the relevant Canadian governmental authority (other than the Product sold by Purchaser).

(bb)	“Good Manufacturing Practices” or “GMP” shall mean the good manufacturing practices and standards as set forth in Division 2 of the Food and Drug Regulations and the GMP Guidelines and as otherwise established or required by applicable Regulatory Authorities in effect at the time and place for activities relating to the Product, and subject to any arrangements, additions or clarifications agreed from time to time between the Supplier and Purchaser.

(cc)	“HC” shall mean Health Canada, Health Products and Food Branch, Therapeutic Products Directorate, or any replacement or successor authority with jurisdiction over the sale of the Product in Canada.

(dd)	“Improvements” shall mean any and all changes to the Product, including, without limitation, any technical improvement, modification, invention or discovery, whether patented or unpatented, including without limitation, methods, formulae and processes made, discovered, conceived, developed or acquired by either Party or their Affiliates, sublicensees, subcontractors or employees thereof, constituting additions and/or betterments to the Product.

(ee)	“Intellectual Property” shall mean the Patent Rights, Trademarks and Copyrights.

(ff)	“Laws” shall mean all applicable statutes and regulations in Canada as well as all applicable standards, policies, guidelines or codes of conduct issued by Regulatory Authorities, including Good Manufacturing Practices.

(gg)	“Manufacture” shall mean, with respect to any Product, all activities relating to synthesis, manufacture or otherwise making or having made any Product, the Compound, or any component or formulation thereof (including, without limitation, process development work).

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(hh)	“Minimum Run Quantities” shall mean a standard lot size of Product typically run by Supplier in its usual course of business; provided that, the Supplier and Purchaser agree that the actual amount of tablets delivered by Supplier may vary from lot to lot due to final yield variations, but in any case may never be more than [*] to [*] tablets.

(ii)	“Monthly Average Exchange Rate” shall mean the quotient determined by dividing (i) the sum of the conversion rate existing in the United States (as reported in The Wall Street Journal) on the last business day preceding the applicable month immediately preceding the date upon which the Estimated Transfer Price or Actual Transfer Price, as the case may be, is to be calculated, and the last business day of such applicable month, by (ii) two. If The Wall Street Journal ceases to be published, then the rate of exchange to be used shall be that reported in such other business publication of national circulation in the United States as the Supplier and Purchaser reasonably agree.

(jj)	“Monthly Sales Report” means a report signed and certified as correct by a duly authorized senior officer of Abbott Canada containing with respect to each applicable month: (i) all gross to Net Sales figures of the Product and the number of units of the Product sold; (ii) inventory status of the Product; (iii) a computation of the Actual Transfer Price for such month; and (iv) such other information required to confirm the correctness and accuracy of any payment made hereunder.

(kk)	“Net Sales” shall mean the gross invoiced sales price for all Products sold by Purchaser or Abbott Canada to third parties throughout the Territory, less the following amounts incurred or paid by Purchaser or Abbott Canada to third parties with respect to sales of Products regardless of the calendar quarter in which such sales were made:

(i)	trade, cash and quantity discounts or rebates, including, price reductions, distribution services agreement fees, cash sales incentives, cash discounts, government mandated rebates and similar types of rebates, actually allowed or taken, where permitted by law;

(ii)	credits or allowances actually given or made for rejection of Products;

(iii)	third party freight, transport and delivery charges indicated separately directly related to sales of Product by Purchaser to wholesalers;

(iv)	any tax, tariff, duty or governmental charge levied on the sales, transfer, transportation or delivery of a Product to a third party, other than franchise or income tax of any kind whatsoever, to the extent included in the gross invoiced sales price; and

(v)	uncollectible amounts on return of previously sold Products and returned Products.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

Deductions due to (i), (ii), (iii) and (v) above shall not exceed a total of [*] percent ([*]%) of the gross invoiced sales. “Net Sales” shall not include Professional Samples or sales or transfers between Purchaser and Abbott Canada and their respective Affiliates, unless the Product is consumed by such Affiliate.

(ll)	“Patent Rights” shall mean any of the patents and patent applications issued or pending in the Territory during the Term related to the Products, including those listed in Schedule C hereto, and all provisional applications, substitutions, continuations, continuations-in-part, divisions and renewals related thereto and all re-issues, re-examinations and extensions thereof to the extent these are or become available under the patent Laws of the Territory.

(mm)	“PDE” shall mean either (i) one (1) Primary Detail or (ii) two (2) Secondary Details or (iii) six (6) Tertiary Details conducted by Purchaser.

(nn)	“Person” or “person” means any individual, firm, corporation, partnership, limited or unlimited liability company, trust, joint venture, governmental entity, or other entity or organization.

(oo)	“Primary Detail” shall mean a Detail in the first mention position and consuming at least 60% of the time spent during a Call.

(pp)	“Printed Materials” means printed packaging materials relating to any Processed Product and product labels, printed packaging materials or packaging inserts relating to any Finished Product.

(qq)	“Processing Activities” means activities relating to production of the Products, including purchasing raw materials, manufacturing, processing, quality control, filling, labeling, packaging, finishing, release and storage and other activities required to be undertaken by Supplier or its suppliers and its subcontractors in order to produce Finished Product, and the tests and analyses conducted in connection therewith.

(rr)	“Processed Product” means a Product that has undergone the Processing Activities, prior to being in, and as released for, Final Packaging.

(ss)	“Professional Samples” means Processed Product in Final Packaging intended for distribution as professional samples.

(tt)	“Product” or “Products” shall mean all oral human pharmaceutical tableted products containing the Compound (commonly distributed under the trademark “Factive”), but specifically excluding any single enantiomer-based product or non-oral formulations, including all different dosages, strengths, presentations, and indications thereof .

(uu)

“Regulatory Approval” shall mean any and all approvals, product and establishment licenses, registrations or authorizations of any kind of any Regulatory Authority necessary for the Development or Commercialization of a

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

Product, including, without limiting the generality of the foregoing, the notice of compliance issued by HC and the drug identification number assigned by HC.

(vv)	“Regulatory Authorities” shall mean any applicable Canadian federal, provincial or local regulatory agency, department, bureau or other governmental entity of any jurisdiction or any non-governmental regulator having responsibility in Canada for any Regulatory Approvals of any kind or the regulation of any aspect of the Commercialization of pharmaceuticals and any successor agency or authority thereto. For greater certainty, this includes without limitation, HC, provincial Ministries of Health, the Patented Medicine Prices Review Board (“PMPRB”), Pharmaceutical Advertising Advisory Board (“PAAB”), Advertising Standards Canada (“ASC”), Rx&D and Canadian Agencies for Drugs and Technologies in Health (formerly Canadian Coordinating Office for Health Technology Assessment).

(ww)	“Sale” by Purchaser or Abbott Canada shall be deemed to occur at the earliest of a Product being (i) shipped by Purchaser or Abbott Canada, (ii) invoiced by Purchaser or Abbott Canada, or (iii) paid for by or on behalf of Purchaser’s or Abbott Canada’s customer.

(xx)	“Sales Representative” shall mean a professional pharmaceutical sales representative engaged or employed by Purchaser or Abbott Canada to conduct, among other sales responsibilities, Detailing and other promotional efforts with respect to the Products.

(yy)	“Schedules” means the schedules to this Agreement, unless otherwise specified, and the following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be part hereof:

Schedule	Description
A	Specifications

B	Trademarks

C	Patents

D	Next Year Estimated Transfer Price Determination

E	Actual Transfer Price Quarterly Reconciliation

(zz)	“Secondary Detail” shall mean a Detail in the second mention position and consuming at least 30% of time spent during a Call.

(aaa)	“Specifications” means, for each Product, such specifications as set forth in Schedule A, as such specifications may be supplemented or modified from time to time hereafter in accordance with the provisions of this Agreement.

(bbb)	“Steering Committee” shall have the meaning ascribed thereto in Section 8.3.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(ccc)	“Sub-Distributor” shall mean Abbott Canada or any Person to whom Purchaser has granted the right to distribute Products under the Trademarks in the Territory pursuant to the terms of this Agreement.

(ddd)	“Target Audience” shall mean, for the Product, a licensed medical physician, authorized to write prescriptions for the Product pursuant to provincial statutes who prescribes pharmaceutical products or issues hospital orders for pharmaceutical products in the Territory as identified in the Marketing Plan for the Product.

(eee)	“Trademarks” shall mean the trademarks described in Schedule B attached hereto.

(fff)	“Term” shall have the meaning ascribed thereto in Section 16 hereof.

(ggg)	“Tertiary Detail” shall mean a Detail in the third mention position and consuming at least ten percent (10%) of the time spent during a Call.

(hhh)	“Territory” shall mean Canada.

(iii)	“Valid Claim” shall mean a claim in any unexpired and issued Patent Right that has not been disclaimed, revoked or held invalid by a final unappealable decision of a court or government agency of competent jurisdiction.

1.2	Interpretation

In this Agreement a reference to:

(1)	Article and Section numbers refer to Articles and Sections of this Agreement, and all references to Schedules and Exhibits refer to the Schedules and Exhibits attached hereto;

(2)	the singular shall include the plural and vice versa and a reference to any gender shall include all genders;

(3)	a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before or after the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re-enacted) before or after the date of this Agreement;

(4)	a document (or section thereof) is a reference to that document as modified, amended, restated or replaced from time to time;

(5)	a “month” is a reference to a calendar month;

(6)	“herein”, “hereof”, “hereunder”, “hereafter”, and words of similar import refer to this Agreement as a whole and not to any particular Article or Section hereof;

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(7)	money herein or “$” are references to United States Dollars unless otherwise specifically noted and

(8)	“include”, “includes”, “including” and “such as” are to be construed as if they were immediately followed by the words “without limitation”.

1.3 If any payment is required to be made or other action required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

1.4 In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

1.5 The table of contents hereto and the headings of any Article, Section or part thereof are inserted for purposes of convenience only and do not form part of this Agreement.

2.	DISTRIBUTOR RIGHTS

2.1 Appointment and Acceptance. Subject to the terms and conditions of this Agreement, in connection with the distribution, marketing and Sale of the Products, Supplier hereby appoints Purchaser as its distributor with the exclusive right to Commercialize the Products in the Territory, and Purchaser hereby accepts such appointment. Supplier hereby grants to Purchaser, and Purchaser hereby accepts, a non-royalty bearing license to use the Trademarks and Copyrights solely in connection with the Commercialization of the Products in the Territory.

2.2 Right to Appoint Sub-Distributor. Purchaser may appoint a Sub-Distributor; provided, however, that (a) Supplier shall be notified of and shall have consented to such grant, which consent not to be unreasonably withheld or delayed; provided, however, Supplier confirms its consent to the appointment of Abbott Canada as the Sub-Distributor, (b) the terms of the agreement with the Sub-Distributor shall be equivalent to the terms and conditions of this Agreement, except for the financial terms and except that Sub-Distributor shall have no right to further appoint a Sub-Distributor, nor to assign or delegate all or any part of its rights, (c) Purchaser shall remain obligated for the payment to Supplier of all of its payment obligations hereunder, (d) Purchaser shall make its best efforts to require Sub-Distributor to fulfill all of its obligations as described in this Agreement; (e) except as Supplier may in its discretion agree in writing, any agreement with the Sub-Distributor shall provide for termination upon termination of this Agreement, and (f) Purchaser shall provide Supplier with a copy of each such agreement within thirty (30) days of execution. If Sub-Distributor is any person other than Abbott Canada, then such person shall replace Abbott Canada as a Party to this Agreement and all references hereunder to Abbott Canada shall be deemed to be a reference to Sub-Distributor.

2.3 Retained Rights. Subject to the other terms of this Agreement, Supplier retains all rights not expressly granted under this Agreement, including the right to use and exploit the Trademarks and Copyrights for (i) uses in the Territory relating to governmental obligations or requirements and investor promotions (i.e., Supplier exhibit booths or magazine publications discussing Supplier’s business), and (ii) any and all uses outside of the Territory. All rights not expressly granted under this Agreement to Purchaser or Abbott Canada are reserved to Supplier.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

2.4 Modification of Product.

Supplier reserves the right to make Improvements during the Term and shall give prior notice to the Purchaser of any Improvement, which could require approval by Regulatory Authorities under applicable Laws. For greater certainty, prior notice to the Purchaser is required for Improvements that are considered a “Level 1 Change” (i.e. change requiring a Supplement to a New Drug Submission), a “Level 2 Change” (i.e. Notifiable Change) or a “Level 3 Change” (i.e. Notice of Change) under HC’s Changes to Marketed New Drug Products Policy. For a “Level 4 Change” as described in HC’s Changes to Marketed New Drug Policy, Supplier will provide to Purchaser a copy of revised batch documents for Canadian GMP Product release purposes as and when they are revised. For a “Level 1 Change” and a “Level 2 Change”, Supplier and Purchaser shall agree upon the procedure and a reasonable period of time for the implementation of the Improvements, including, without limitation, for obtaining any necessary Regulatory Approvals with regard to any such Improvement pursuant to Section 7 hereof and the launch thereof. In the event that material changes are made to HC’s Changes to Marketed New Drug Products Policy, then the following applies: For any Improvement that requires prior notice to HC or approval from HC prior to implementation, the Parties shall agree in advance upon the procedure and a reasonable period of time for the implementation of the Improvements. For all other Improvements, Oscient shall provide Abbott Canada with regular updates and documentation of any Improvements made, including whenever requested by Abbott Canada due to an upcoming or actual inspection by HC or a request by HC.

2.5 Grant of Rights to Supplier. Each of Purchaser and Abbott Canada hereby grant to Supplier a non-exclusive, perpetual, fully paid-up, irrevocable, fully sub-licensable, worldwide (not including the Territory during the Term) license to use the information, materials, data, documents and plans relating to Products, including regulatory applications and Regulatory Approvals and, pursuant to Purchaser’s election under Section 3.2(d) herein, packaging documents, data and plans (“Purchaser Information”), which come into the possession or under the control of Purchaser and/or Abbott Canada in the course of and as a result of (i) Purchaser’s participation in the Development and Commercialization of the Product pursuant to Purchaser’s rights under this Agreement, and (ii) Abbott Canada’s participation in the Development and Commercialization of the Product pursuant to Abbott’s Canada’s rights under this Agreement.

3.	SUPPLY OF PRODUCT.

3.1 Supply Terms. Until expiration of the Term, Supplier will use commercially reasonable efforts to supply to Purchaser, and Purchaser will exclusively purchase, all of Purchaser’s requirements for Finished Product pursuant to purchase orders delivered from time to time by Purchaser to Supplier in accordance with Section 4.2. During the Term, neither Supplier nor any of its Affiliates shall have the right to manufacture or supply any Product for or to any other Person in the Territory. Unless otherwise specified herein or expressly consented to in writing by Purchaser and Supplier, as between Purchaser and Supplier, Supplier shall have control of and discretion over performance of all activities necessary to supply Purchaser with Finished Product as contemplated hereunder, in each case which shall be exercised in Supplier’s reasonable judgment in the ordinary course of business. Unless provided otherwise and only as and if permitted herein, a Party’s sublicensing, subcontracting or delegating activities to be performed under this Agreement to an Affiliate or third party shall not release such Party from the performance of any of its responsibilities hereunder.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

3.2 Packaging.

(a) Packaging Layout. Supplier shall package the Products with the Trademarks and the trademarks of Purchaser’s Affiliate in accordance with the applicable Law, and such packaging shall indicate that Supplier, or its applicable Affiliate, is the fabricator thereof. The packaging and any other Printed Materials shall bear notices bearing trademark ownership. Supplier shall provide Purchaser with information regarding the dimensions and parameters of the Printed Materials. At least one hundred and fifty (150) days prior to the Required Delivery Date (as defined below), Purchaser shall provide Supplier with all artwork, copy or other material developed or produced by Purchaser or Abbott Canada for the Printed Materials. Supplier will review such suggested layout and make any reasonable objections or comments that it may have to such layout in writing no more than ten (10) Business Days after receipt. Notwithstanding this, Purchaser is responsible for ensuring Printed Material complies with Laws. The Supplier and Purchaser will then discuss the merits of such objections or comments and use their respective commercially reasonable efforts to mutually agree upon any disputed items with respect to the final layout and content of the Printed Materials. Supplier shall, at Purchaser’s sole cost and expense, provide Purchaser with proofs or samples of the Printed Materials to be used with Product for Purchaser’s prior review and approval; provided that, Purchaser shall prepare or arrange for the production of camera-ready artwork for the agreed Printed Materials.

(b) Changes to Packaging. Purchaser may from time to time request changes to the Printed Materials, which request shall be handled in accordance with Section 3.2(a). In addition, pursuant to the provisions of Section 7.1 below, Abbott Canada shall submit for approval changes to the approved labeling (including package inserts and primary packages) for the Product with the Regulatory Authority, to the extent approval is required, at Purchaser’s sole cost and expense.

(c) Obsolete Packaging. Supplier shall promptly implement any agreed change or approved change, as the case may be, to the Printed Materials pursuant to Section 3.2(b), or on such other specific timeframe as agreed by the Supplier and Purchaser on a case-by-case basis. In the event that Abbott Canada requests or is required by an applicable Law or Regulatory Authority to make changes in the Printed Materials for the Product, and Supplier has components for such Printed Materials in stock that it has purchased specifically for such Product, Purchaser shall have the obligation to purchase, at Supplier’s cost, the lesser of (a) six months’ supply of such components based on forecasts made by Purchaser for the Product with respect to the next six months, and (b) all of the Supplier stock of such components; provided that, the Parties agree, within 90 days of the date hereof, to re-negotiate this provision in good faith, so that, upon a change to Printed Materials, Purchaser bears the economic burden of components purchased on the basis of Purchaser’s Forecast in a minimum order quantity and which can only be used by Supplier to manufacture Product in the Territory (i.e., foil, cartons and product inserts).

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(d) Option to Package Finished Product. Supplier hereby grants to Purchaser the option to acquire the right to package Products, including an option to acquire a sublicense to the necessary Trademarks to complete packaging. Purchaser shall notify Supplier in writing of its decision to exercise its rights under this Section 3.2(d), and the Purchaser and Supplier (i) shall thereby enter into good faith negotiations regarding the terms and conditions of such sublicense and (ii) agree to negotiate revisions to the Initial Transfer Price or the Actual Transfer Price (each as defined in Section 10 below), as the case may be, that are fair and reasonable given the reduction in packaging services provided by Supplier.

3.3 Quality Agreement. The Supplier and Purchaser shall negotiate and agree within sixty (60) days following the date hereof a quality agreement (the “Quality Agreement”), which shall (a) be on terms consistent with applicable Law and those terms standard in the industry for transactions similar to this Agreement and (b) become effective as of the Effective Date. Each Party agrees to comply with the procedures set forth in the Quality Agreement regarding quality and GMP related responsibilities and complaints. To the extent there are any inconsistencies or conflicts between this Agreement and the Quality Agreement, the terms and conditions of this Agreement shall control unless otherwise agreed to in writing by Supplier and Purchaser in the form of an amendment to this Agreement. In the event that the Quality Agreement contains material provisions that differ from applicable Law, the applicable Law shall control.

3.4 Documentation, Monitoring and Recordkeeping. To the extent responsible for any Processing Activities hereunder, the Supplier, Purchaser and/or Abbott Canada shall maintain complete and accurate documentation of all validation data, stability testing data, batch records, quality control and laboratory testing, as applicable, and any other data required under applicable Law and other requirements of any relevant Regulatory Authority in connection with the performance of any Processing Activities hereunder. Throughout the term of this Agreement, and for so long thereafter as is required by applicable Law, Supplier shall monitor and maintain reasonable records respecting its compliance with GMP, including through the establishment and implementation of such operating procedures as are reasonably necessary to assure such compliance.

4.	FORECASTING, ORDERING AND SHIPPING

4.1 Rolling Forecasts. Throughout the Term of this Agreement, Purchaser shall provide Supplier, at the beginning of each month, with a non-binding rolling forecast (“Forecast”) prepared in good faith by Purchaser projecting Purchaser’s requirements of Finished Product, for the [*] ([*]) month period commencing on the first day of the aforementioned month, specifically indicating such projected requirements for each month during such [*] ([*]) month period

4.2 Submission of Purchase Orders. Purchaser acknowledges that Supplier is obligated to produce only Minimum Run Quantities of Product upon orders of Finished Product from Purchaser. Supplier hereby agrees to use commercially reasonable efforts to facilitate a smaller minimum run quantity. Purchaser may order Finished Product in quantities other than the Minimum Run Quantities (each a “Split Batch”) upon payment, in addition to the transfer price set forth in Section 10 herein, to Supplier of any additional costs incurred by Supplier in delivering such Split Batch, including the price charged to Supplier by a third party manufacturer

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

for the fill and finish of the Product tablets from its third party vendors related to such Split Batch (such costs not to exceed $[*] for each Split Batch ordered) provided, however, that no additional costs shall be payable with respect to any changeover between commercial pack and sample pack. On or before the [*] day preceding the commencement of each calendar month, Purchaser shall issue a purchase order, in the format attached hereto as Exhibit B (each a “Purchase Order”), for the Products to be manufactured and shipped to it on a date (the “Required Delivery Date”) not less than [*] ([*]) days from the first day of the calendar month immediately following the date that the purchase order is submitted; provided that, Purchaser has delivered all camera ready art for the final packaging of the Product as set forth in Section 3.2(a) herein. The quantities of Products ordered in each such purchase order shall be firm and binding on Purchaser and shall not be subject to reduction by Purchaser. All purchase orders shall be sent by Purchaser to the attention of the employee of Supplier as may from time to time be designated by Supplier. To the extent the terms of any purchase order or acknowledgment thereof are inconsistent with, or additional to, the terms of this Agreement, such terms are of no force and effect. Notwithstanding anything to the contrary contained herein, the terms and conditions of this Agreement shall prevail over any terms and conditions contained on the Purchase Order and any and all terms and conditions contained in a Purchase Order shall be null and void.

4.3 Terms of Delivery. Supplier shall execute all accepted purchase orders consistent with this Agreement and deliver Finished Product to Purchaser’s designated carrier at Supplier’s facility, to be delivered on the delivery date specified in Purchaser’s purchase orders, and in no event more than five (5) days before the delivery date specified in Purchaser’s purchase orders, in accordance with Section 4.2; provided that, if Supplier shall engage a new third party vendor to package Finished Products and such vendor shall require additional time to complete orders due to Purchaser’s packaging requirements, the Parties shall in good faith mutually agree to extend each Required Delivery Date for such order only by a reasonable amount of time to accommodate Supplier’s arrangements with its new Finished Product packager. Purchaser shall be responsible for arranging, at its expense, all shipping, freight and insurance for its orders of Finished Product. Title and risk of loss will pass to Purchaser when each order of Finished Product is delivered to Purchaser’s designated carrier at Supplier’s facility. If Purchaser does not timely indicate in writing its selection of a carrier to Supplier, Supplier shall be entitled to select an appropriate carrier. Supplier shall package each order of Finished Product for shipment in accordance with its customary practices therefor, unless otherwise reasonably specified in writing by Purchaser.

4.4 Accompanying Documentation. With each shipment of Finished Product, Supplier shall provide Purchaser with commercially appropriate shipping documentation (including Purchaser’s purchase order number and the quantity of the Finished Product) and with a Certificate of Analysis and Compliance identifying the applicable lot and batch numbers and indicating conformance of the shipment with the Specifications.

4.5 Retention of Samples. Supplier shall properly store and retain appropriate samples (identified by lot and batch number) of Finished Product that it supplies to Purchaser in conditions and for times consistent with all applicable Law and to permit appropriate or required internal and regulatory checks and references (collectively, the “Shipment Samples”).

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

4.6 Shortage and Safety Stock. Supplier shall maintain (a) [*] months of safety stock inventory of Finished Product for Product to be sold to wholesalers, pharmacies or hospitals, and (b) [*] month of safety stock inventory of Finished Product for Professional Samples, determined pursuant to written notice to be delivered by Purchaser to Supplier on a monthly basis concurrently with the delivery of its Forecast (the “Safety Stock Inventory”); provided, however, that (i) Safety Stock Inventory shall be depleted on a first in first out basis to satisfy Purchase Orders submitted by Purchaser, (ii) pursuant to Section 16.6(f) below and subject to the terms thereof, Purchaser shall purchase all Safety Stock Inventory at the price determined pursuant to the terms of Section 10 below and (iii) specific terms and condition regarding the logistics, delivery and warehousing requirements and inventory management costs relating to such Safety Stock Inventory shall be agreed to by the Parties in good faith within thirty (30) days of the date hereof. In the event that Finished Product is in short supply, Supplier shall notify Purchaser of such shortage as soon as possible and firstly use Safety Stock Inventory to fill Purchaser’s orders and once depleted, secondly allocate to Purchaser a prorated share of same available to Supplier taking into consideration Purchaser’s relative sales volume in relation to Supplier and Supplier’s other customers. Supplier shall take commercially reasonable efforts to eliminate, cure or overcome such shortage and to resume performance of its obligations hereunder as soon as reasonably possible. The Safety Stock Inventory shall, subject to Section to 4.7 below, have a shelf life of no less than twenty four (24) months from the date of delivery of Product from such Safety Stock Inventory. The Parties agree that on the second anniversary of the date hereof, they shall, in good faith, discuss the financial obligations and logistics relating to the Safety Stock Inventory.

4.7 Shelf Life. All Products Manufactured by Supplier shall have a shelf life of no less than thirty-six (36) months from the date of Manufacturing and no less than twenty four (24) months from the date of delivery. Notwithstanding the foregoing, Purchaser shall accept Product with more than [*] months of shelf life but less than twenty four (24) months of shelf life (the “Risk-Dated Product”). Purchaser’s obligation to accept Risk-Dated Product, however, shall not exceed more than [*] Product tablets per Minimum Run Quantity; provided that, Supplier shall be obligated to repurchase from Purchaser [*]% of any Risk-Dated Product that has less than [*] months of shelf-life at the price paid by Purchaser and credit Purchaser for the difference between the Actual Transfer Price paid and/or calculated for such Risk-Dated Product and Supplier’s cost for the other [*]%.

5.	OPTION TO MANUFACTURE FINISHED PRODUCT.

5.1 Supplier hereby grants to Purchaser the option, subject to Sections 5.2 to 5.5 below, to be exercised by notice in writing (the “Purchaser’s Option Notice”) to Supplier to acquire the right to Manufacture Products, including an option to acquire a sublicense to the Patents to the extent necessary to Manufacture Products, whether in the Territory or outside the Territory solely for the purpose of Commercialization in the Territory (the “Manufacturing License”), to be exercised solely in the event that (x) Regulatory Approval is obtained by another drug manufacturer to market a Generic in the Territory, (y) an interruption in the supply of the Products continues for more than [*] days beyond the ninety (90) day delivery schedule, or (z) the Actual Transfer Price calculated for any applicable month is less than $[*] per tablet for more than six (6) consecutive months due to changes in the Monthly Average Exchange Rate.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

5.2 Purchaser hereby acknowledges that the Manufacturing License may require the prior written approval of LG Life Sciences, Ltd. and that the grant by Supplier of such Manufacturing License is subject to Supplier’s receipt of written consent from and the rights of LG Life Sciences, Ltd. Consequently, in the event Purchaser exercises its option under Section 5.1, (i) Supplier shall grant to Purchaser any and all rights it may lawfully have regarding the Manufacture of Products in accordance with Section 5.1 above, and (ii) Supplier shall provide to Purchaser such commercially reasonable efforts as may be necessary to obtain from LG Life Sciences, Ltd., or its successor-in-title, if applicable, all other required rights necessary for the Manufacture of Products in accordance with this Section 5; provided that, Supplier shall not be required to make any payments or agree to any material undertakings in connection therewith.

5.3 Upon the grant of the Manufacturing License, Purchaser shall, at its expense, obtain all Regulatory Approvals necessary to Manufacture the Product in accordance with the Specifications and Supplier shall subject to any restrictions pursuant to the rights secured from LG Life Sciences, Ltd. pursuant to Section 5.2(ii), promptly provide all Product information in its possession required to be provided by Purchaser to any Regulatory Authority in order to obtain such Regulatory Approvals.

5.4 The obligations under Sections 3 and 4 shall terminate when Purchaser is capable and lawfully authorized to Manufacture the Products.

5.5 Royalty. As consideration for the Manufacturing License, prior to Purchaser receiving the rights set forth under Section 5.1 above, Purchaser and Supplier shall enter into good faith negotiations regarding the terms and conditions of such Manufacturing License and further agree to negotiate a royalty that is fair and reasonable to both Parties and consistent with all applicable Laws and the economics of the transactions contemplated hereunder.

5.6 Relationship. The Parties hereto agree that any royalty determined pursuant to Section 5.5 above shall not constitute a sharing of profits between Purchaser and Supplier. The collection, holding and remittance of any such royalty by Purchaser shall in no way constitute Supplier as an agent or partner of Purchaser and the Parties hereto specifically renounce any intent to form a partnership or joint venture that may be inferred in connection with such royalty. Neither Party hereto has any authority to assume or create any obligation or liability, express or implied, on behalf of or in the name of the other Party in connection with the collection, holding and remittance of such royalty.

5.7 Changes to Specifications. Subject to such restrictions as may be imposed by LG Life Sciences, Ltd., at any time after Purchaser commences Manufacture of the Product pursuant to the rights set forth in this Section 5, the Purchaser may, at its sole risk and expense, make changes to the Specifications, subject, however, to the following:

(a) no change shall be made unless sixty (60) days’ prior written notice thereof is given to Supplier, together with any and all information requested from time to time by Supplier in order to assess, review, validate and approve same;

(b) any and all such changes must be evaluated and approved by Supplier;

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(c) any regulatory filings required due to any changes approved by Supplier shall be the sole responsibility of Purchaser; and

(d) all changes to the Specifications, as between the Parties, shall be deemed to be part of the Specifications for the purpose of this Agreement and Supplier shall acquire and maintain all proprietary rights in respect thereto without any reservation of, or compensation to, Purchaser.

5.8 Save and except as modified by this Section 5, the obligations and rights as set forth herein shall continue in full force and effect in accordance with the provisions hereof.

6.	INSPECTION AND DEFECTIVE PRODUCTS

6.1 Receipt of Finished Product by Purchaser. Purchaser shall be entitled to reject any portion or all of any shipment of Finished Product that does not conform to the Certificate of Analysis and Compliance or otherwise fails to comply with the warranties set forth in Article 13 of this Agreement (unless such non-conformity was attributable to an act or omission of Purchaser, Abbott Canada or the common carrier once the Finished Product was delivered by Supplier to such common carrier); provided, that (i) Purchaser shall notify Supplier within [*] days after receipt of such shipment if it is rejecting a shipment due to physical damage, packaging defect or quantity discrepancies that are evident upon visual inspection of the packaged Finished Product as shipped by Supplier and (ii) in the case of Finished Product having defects not reasonably susceptible to discovery upon customary inspection upon receipt of Finished Product, Purchaser shall notify Supplier within [*] days after discovery of such defect (but in no event after expiration of the Product). If no notice is provided by Purchaser within the relevant time periods, then Purchaser shall be deemed to have accepted the shipment. Any notice of rejection by Purchaser shall be accompanied by a reasonably detailed statement of its reasons for rejection and a report of any pertinent analysis performed by Purchaser on the allegedly nonconforming Finished Product, together with the methods and procedures used. Supplier shall notify Purchaser as promptly as reasonably possible, but in any event within [*] Business Days after receipt of such notice of rejection, whether it accepts Purchaser’s assertions of nonconformity.

6.2 Replacement Finished Product. Whether or not Supplier accepts Purchaser’s assertion of nonconformity, promptly upon receipt of a notice of rejection, unless otherwise specified by Purchaser, Supplier shall use its commercially reasonable efforts to provide replacement Finished Product for those rejected by Purchaser in the original shipment. If the Finished Product rejected by Purchaser from such original shipment ultimately is found to be nonconforming (whether pursuant to Section 6.3 or if Supplier so acknowledges in writing), Supplier shall bear all expenses for such replacement Finished Product (including all transportation and/or disposal charges and cost of manufacture for such nonconforming Finished Product) to the extent Purchaser previously paid for any corresponding nonconforming Finished Product. If it is determined subsequently that such Finished Product was in fact conforming (whether pursuant to Section 6.3 or if Purchaser so acknowledges in writing), then Purchaser shall be responsible not only for the purchase price of the allegedly nonconforming Finished Product (including all transportation charges), but also, upon receipt and acceptance by Purchaser in accordance with the procedures (and at the same price charged in the original shipment) set forth above, the replacement Finished Product. Replacement shipments shall also be subject to the procedures contained in Section 4.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

6.3 Independent Laboratory Analysis. If Supplier disagrees with any alleged nonconformity timely notified to Supplier under Section 6.1, then an independent laboratory (or other expert) of recognized repute reasonably acceptable to Supplier and Purchaser (the “Independent Laboratory”) shall analyze (i) a sample from the relevant shipment provided by Purchaser and (ii) a Shipment Sample as retained by Supplier in accordance with Section 4.5, as may be necessary to substantiate whether the shipment rejected by Purchaser conformed in all material respects to the Certificate of Analysis and Compliance and any other pertinent Specifications or otherwise failed to comply with the warranties set forth in Article 13 of this Agreement at the time of delivery to the common carrier. At the same time each of Supplier and Purchaser furnishes to the Independent Laboratory its sample, such party shall also furnish to the other party a split sample of such sample. In conducting its analysis hereunder, the Independent Laboratory shall use the same analytical methodology used by Supplier. Supplier shall provide a reasonably detailed description of such analytical methodology to the Independent Laboratory. Both Supplier and Purchaser agree to cooperate with the Independent Laboratory’s reasonable requests for assistance in connection with its analysis hereunder. The Independent Laboratory’s results of analysis, absent manifest error, shall be deemed final as to any dispute over compliance of the Finished Product in all material respects with the Certificate of Analysis and Compliance and/or any other pertinent Specifications and/or the warranties set forth in Article 13 of this Agreement. If the analysis of the Independent Laboratory shows that the Finished Product did not at the material time(s) conform in all material respects to the Certificate of Analysis and Compliance or any other pertinent Specifications or the warranties set forth in Article 13 of this Agreement at the time of delivery to the common carrier, the costs of such analysis shall be paid by Supplier. If the analysis of the Independent Laboratory shows that the Finished Product did at the material time(s) conform in all material respects to the Certificate of Analysis and Compliance and any other pertinent Specifications and the warranties set forth in Article 13 of this Agreement at the time of delivery to the common carrier, the costs of such analysis shall be paid by Purchaser.

6.4 Disposition of Non-Conforming Finished Product. If Supplier acknowledges an alleged nonconformity (or if the Independent Laboratory concludes that the Finished Product was nonconforming in accordance with Section 6.3), Supplier promptly (and in any case within thirty (30) days thereafter) shall make arrangements for the return, reworking or disposal, at Supplier’s option, of the nonconforming Finished Product. If Supplier requests that Purchaser dispose of such nonconforming Finished Product, Supplier shall give Purchaser written instructions as to how Purchaser or its agent shall, at Supplier’s expense, lawfully dispose of any non-conforming Finished Product, and Purchaser shall provide Supplier with written certification of such destruction. Supplier shall pay, or reimburse Purchaser, for any reasonable return shipping charges or out-of-pocket costs incurred by Purchaser for such return shipment or lawful disposal of such nonconforming Finished Product in accordance with Supplier’s instructions.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

7.	DEVELOPMENT OF PRODUCTS

7.1 Regulatory Approval of Supplier.

(a) Notwithstanding any other provision in this Agreement, any regulatory filings during the Term for a notice of compliance or drug identification number relating to Product shall be filed on behalf of Supplier, and any notice of compliance or drug identification number issued by HC for Product shall be issued in the name of Supplier. For greater certainty, this means that during the Term, Purchaser and Abbott Canada shall not make any regulatory filings for a notice of compliance or drug identification number relating to Product unless the notice of compliance or drug identification number will be issued in the name of Supplier.

(b) In connection with Purchaser’s anticipation of granting rights to Abbott Canada pursuant to Section 2.2 above, Abbott Canada shall use Diligent Efforts in, and be responsible for, all activities relating to obtaining and/or maintaining Regulatory Approvals, listing on public and private formularies and patent lists (as defined under Patented Medicines (Notice of Compliance) Regulations, relating to Product, including without limitation, using Diligent Efforts to secure [*] and [*] indications for the Product. Abbott Canada agrees (i) to inform Supplier of all activities, including providing all correspondence, applications, or other documentation or information submitted to or received from Regulatory Authorities and drafts of any documents, filings, data or other correspondence pertaining to Regulatory Approvals, formulary listings and patent lists in Supplier’s name, and Supplier shall review and approve or otherwise provide comments to Abbott Canada (which shall be incorporated into the filings) with respect to the substance of such filings no more than ten (10) Business Days after receipt (unless the nature and circumstances of such filing reasonably necessitate a longer review period by Oscient); (ii) to give reasonable prior notice to Supplier in order to allow Supplier to attend all material meetings with Regulatory Authorities; (iii) to conduct all regulatory and Development activities in accordance with applicable Laws; and (iv) that Supplier shall have the ability, in a collaborative manner with Abbott Canada, to contact and correspond directly with Regulatory Authorities with respect to Regulatory Approvals in Supplier’s name and issues related to same, upon providing reasonable notice to Abbott Canada. All activities relating to Development under this Agreement shall be undertaken at Abbott Canada’s and/or Purchaser’s sole cost and expense.

(c) Abbott Canada agrees not to request from HC any confidential Drug Master File information relating to Product.

(d) In the event that changes are to be made to the Product, including changes relating to the Product’s indications, Improvements or other claims, labeling or manufacture, Abbott Canada shall be responsible for preparing and filing, as applicable, on behalf of Supplier and in Supplier’s name, any required supplements to new drug submissions, notifiable changes or notices of changes (all as defined under the Law). Supplier shall use reasonable efforts to provide Abbott Canada at least ten (10) Business Days before an application and/or a response is due to a Regulatory Authority with all necessary technical data, information and other assistance in support of such supplements to new drug submissions, notifiable changes or notices of changes. Changes to be made to the Product include, without limitation, changing the site of manufacture of the Product from [*] to [*], adding an indication for [*] and/or [*], and adding additional indications beyond [*], [*] or [*] (subject to Section 7.6 below).

(e) Any information which Abbott Canada receives from Supplier pursuant to this provision, including clinical data and U.S. regulatory filings, shall be used by Abbott Canada solely for the purpose of this Agreement and shall be subject to the terms and conditions of this Agreement, and such information shall be treated as Confidential Information.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

7.2 Regulatory Approval of Abbott Canada. In connection with Purchaser’s anticipation of granting rights to Abbott Canada pursuant to Section 2.2 above, Abbott Canada shall use Diligent Efforts in, and be responsible for, all activities relating to obtaining and/or maintaining the establishment/product license on behalf of Abbott Canada required to distribute and import into Canada the Product. However, in the event HC requires a dissolution assay or similar testing as a condition precedent to granting the establishment/product license, then Supplier shall use Diligent Efforts to forthwith complete and remit to HC, through Abbott Canada, the results thereof and other information relating thereto required by HC.

7.3 Regulatory Authorities. Abbott Canada shall be responsible for communications with the Regulatory Authorities with respect to the Product. Supplier shall use reasonable efforts (i) to assist Abbott Canada in responding to any queries from a Regulatory Authority, (ii) to provide Abbott Canada with all necessary documents, data and information which Supplier has assembled and is in its possession that will assist Abbott Canada in preparing the regulatory documents for the Territory, and (iii) to provide at least ten (10) Business Days before a response is due to such Regulatory Authority all the necessary documents, data, and information which Supplier has assembled and is in its possession that will assist Abbott Canada in preparing for such response. Abbott Canada shall advise Supplier of material developments and events relating to regulatory issues in writing within two (2) Business Days after notice of such material developments and events. Abbott Canada shall take the steps necessary to ensure that information submitted to Regulatory Authorities is kept confidential.

7.4 Clinical Trials. Neither Purchaser nor Abbott Canada shall conduct any clinical study or any other study or trial with respect to the Product or any product containing the Compound without Supplier’s prior written consent.

7.5 Inspections, Inquiries and Complaints

(a) Purchaser and/or Abbott Canada shall advise Supplier of any Regulatory Authority visit to, or written or oral inquiry about, any facilities or procedures relating to the Commercialization of the Product, promptly (but in no event later than one (1) Business Day) after notice of such visit or inquiry. Purchaser and/or Abbott Canada shall, within two (2) business days of receipt or submission, furnish to Supplier any report or correspondence issued by or provided to the Regulatory Authority in connection with such visit or inquiry.

(b) Supplier shall advise Purchaser of any Regulatory Authority visit to, or written or oral inquiry about, any facilities or procedures relating to the manufacture of the Product, promptly (but in no event later than one (1) Business Day) after notice of such visit or inquiry.

(c) Each of Purchaser and Abbott Canada shall advise Supplier within twenty four (24) hours of any investigation, complaint, claim or potential claim, whether from a Regulatory Authority or not, about Product relating to a safety issue, and shall also advise Supplier within two (2) Business Days of any issue that may give rise to a potential recall.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

7.6 Additional Development. Notwithstanding anything else in this Agreement, all Development activities in the Territory will, at the time of such activities, be consistent with the U.S. label in regard to duration of therapy, dose, or indication, unless otherwise approved in writing by Supplier; provided that, the Parties agree that (i) the regulatory filing for [*] in the Territory will be based on 5-day duration of therapy and (ii) Abbott Canada may pursue a regulatory filing for [*] based on 5-day duration of therapy in the Territory.

8.	COMMERCIALIZATION OF PRODUCT

8.1 Responsibility. From and after the Effective Date, Purchaser or Abbott Canada shall have full control and authority over the Commercialization of Products in the Territory, and shall exercise Diligent Efforts in Commercializing the Products in the Territory, including diligently seeking formulary listings. All activities relating to Commercialization under this Agreement shall be undertaken at Purchaser’s or Abbott Canada’s sole cost and expense.

8.2 Marketing Plan. Abbott Canada shall submit, no later than ninety (90) days from the Effective Date, to the Steering Committee for approval a marketing plan (the “Marketing Plan”), for Commercialization of the Product in the Territory, which will include, among other things, the annual number of Details to be performed and aggregate amount of Commercializing expenses to be incurred for the first year after the First Commercial Sale. At least sixty (60) days prior to each Contract Year commencing with the Contract year commencing December 1, 2007, Abbott Canada shall submit the Marketing Plan for such Contract Year. Purchaser shall ensure that Abbott Canada will have agreed in writing to the Marketing Plan prior to its implementation.

8.3 Joint Steering Committee.

(a) Within thirty (30) days of the date of this Agreement, a joint steering committee, comprised of equal representation by Supplier and Purchaser (the “Steering Committee”), shall be established to perform such functions as appropriate to further the purposes of this Agreement. Accordingly, Purchaser shall keep Supplier informed of the following matters through the Steering Committee:

(i)	Plans and updates relating to the Commercialization or Development of the Product, including updates on achievement of objectives set forth in the Marketing Plan, progress towards sales goals, and related sales and marketing and regulatory activities; and

(ii)	Summary and analysis of any Adverse Event information, other medical inquires, complaints, or other issues further defined in the Quality Agreement.

(b) Purchaser must ensure that it keeps itself informed of the matters in Section 8.3 above, and to the extent it is not informed, it must seek such information from Abbott Canada.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(c) Supplier or Purchaser may change or replace its representatives on the Steering Committee as it deems appropriate, by notice to the other. The Steering Committee shall hold meetings at such times and places as shall be determined by the co-chairpersons. The meetings shall be held no less frequently than once every six (6) months during the first twenty-four (24) months of the Agreement and a minimum of once every twelve (12) months thereafter. Steering Committee meetings may be held in person or by telephone or video conference.

(d) The Steering Committee shall only have such powers as are expressly delegated to it in this Agreement. The Steering Committee is not a substitute for the rights or obligations of the Parties and shall not have the authority to amend this Agreement.

(e) Each of Supplier and Purchaser will designate one of its members of the Steering Committee to act as a co-chairperson to facilitate the performance of its rights and satisfaction of its obligations hereunder.

8.4 Standards and Sales Activities Purchaser and Abbott Canada shall, at their sole expense, Commercialize the Product in accordance with good commercial practice with respect to regulated pharmaceutical products, including applicable Laws. Purchaser and Abbott Canada shall avoid using any practice that would prejudice Supplier’s name, the Trademarks, and the quality of the Products. Purchaser and Abbott Canada shall market (including price) Product in a manner that maximizes the goodwill and the value over the long term of Product.

8.5 Training. Purchaser shall ensure that each of its and its Sub-Distributors’ sales force and employees are fully trained with respect to the Product and Supplier’s policies and procedures regarding sale, distribution and use of the Product and reporting of Event information.

8.6 Sales Outside the Territory. Purchaser and Abbott Canada shall not: (a) establish any branch, sales offices, warehouse or other facilities outside of the Territory with respect to the Product, (b) adopt a policy of selling the Product outside the Territory nor undertake the sale or promotion of sales of the Product outside the Territory, (c) seek customers or solicit orders from any prospective customer whose principal address or place of business is located outside the Territory, and/or (d) provide any price quotations for the Product to any prospective customer whose principal address or place of business is located outside the Territory. Purchaser and its Sub-Distributors shall, to the extent permitted by Law, use Diligent Efforts not to directly or indirectly knowingly sell to any person (including a pharmacy or wholesaler) that directly or indirectly sells to any person outside of the Territory. If Purchaser or Abbott Canada receives an order from a prospective customer located outside the Territory, Purchaser and Abbott Canada shall immediately refer that order to Supplier. Without Supplier’s prior consent, Purchaser or Abbott Canada may not deliver or tender, or cause to be delivered or tendered, the Product (or any sample of the Product) outside the Territory. Neither Purchaser nor Abbott Canada shall sell any Product to any purchaser if (A) it knows, has reason to believe, or has been informed by Supplier that such purchaser intends to remove the Product from the Territory, either directly or indirectly, or if (B) such purchaser is known to remove pharmaceuticals from the Territory, either directly or indirectly. Notwithstanding anything hereunder to the contrary, in the event that Purchaser or Abbott Canada becomes aware either through Supplier or through its own market intelligence that any customer of Purchaser or Abbott Canada is purchasing Product for resale outside the Territory, then Purchaser’s sole obligation and restraint with respect thereto shall be

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

to ensure that Purchaser and/or Abbott Canada conducts such reasonable enquiries consistent with the Law and takes such measures with respect to such customer that are consistent with the measures adopted and applied by Purchaser and/Abbott Canada with respect to its own products in order to comply, to the extent commercially reasonable and to the extent permitted by Law, with the provisions of this Section 8.6.

8.7 Marketing, Promotional and Educational Materials. Marketing, promotional and educational materials related to the Product and prepared for use in the Territory by Purchaser or Abbott Canada shall be prepared in a manner consistent with Canadian Law (the “Promotional Materials”). Notwithstanding this, Purchaser and Abbott Canada are responsible for ensuring compliance with Laws. Upon request of Supplier, Supplier shall be presented and described as the party that developed the Product in all Promotional Materials. All Promotional Materials shall display the Trademarks in a manner that promotes the Product and each of the Parties in a manner consistent with good commercial practice in dealing with regulated pharmaceutical products, and shall indicate that FACTIVE is a trademark and sublicensed by Supplier and used under license to the extent permitted by applicable Law and the prominence of such notice shall depend on space and other physical limitations and all other commercially reasonable limitations. Supplier shall have the right to reproduce, distribute and otherwise use outside the Territory all Promotional Materials with the prior written consent of the Purchaser. Purchaser and Abbott Canada shall provide and distribute to customers and prospective customers marketing, promotional and educational materials reasonably necessary to promote the Product in the Territory. Purchaser and Abbott Canada shall be responsible for all expenses relating to the advertising, promotion or sales of the Product. Supplier shall provide Purchaser with Product-related marketing and promotional materials prepared by Supplier, including related logos and graphics, for use by Purchaser in connection with the development of Promotional Materials.

9.	RECORDS AND REPORTS

9.1 Records. Purchaser and Abbott Canada shall each maintain complete and accurate records of all inventories, Product in storage, movements, shipments, sales and potential problems involving the Product by unit, by batch number and by customer so that all such matters can be traced quickly and effectively. Upon request, Purchaser and Abbott Canada shall provide copies of such records to Supplier, and shall provide Supplier, or its representatives, with access to the place where the Product is stored and/or shipped and other facilities used by Purchaser or Abbott Canada in carrying out this Agreement, during normal business hours and upon reasonable notice, for the purpose of inspecting such facilities for compliance with the terms of this Agreement. Purchaser and Abbott Canada shall maintain all such records for at least three (3) years.

9.2 Reports. Purchaser and Abbott Canada shall provide Supplier with written reports no less frequently than annually during the Term summarizing Purchaser and Abbott Canada’s efforts to Develop and Commercialize Products hereunder. In addition, Purchaser shall provide Supplier with prompt written notice of the occurrence of the First Commercial Sale of any Product in the Territory. All reports, updates, Adverse Events and other information provided by one Party to another Party under this Agreement shall be considered Confidential Information of the Disclosing Party, subject to the terms of Section 11 hereof.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

9.3 Annual Plan. On or before the First Commercial Sale and not later than each anniversary date of the First Commercial Sale, Purchaser and Abbott Canada shall submit to Supplier a business and marketing plan for the following year (the “Annual Plan”). The Annual Plan shall be in a form reasonably required by Supplier, and shall include: (i) a description of the market and marketing, promotional and customer service programs anticipated for the following year and budgets for each, and (ii) such other information concerning the market, the status of customers and competitors, the business of Purchaser or Abbott Canada or such other matters related to the Product as Supplier may reasonably request.

9.4 Adverse Events. Within a period of sixty (60) days after the Effective Date, the Parties shall agree upon a Safety Data Exchange Agreement, which will set out in detail the handling of post-market Adverse Event information relating to this Agreement and be on terms consistent with those standard in the industry for transactions similar to this Agreement. The Safety Data Exchange Agreement will include, and be consistent with, the following:

(a)	Abbott Canada shall be responsible for providing to Supplier any Adverse Event information relating to Product that Abbott Canada or Purchaser receives, within two (2) Business Days of receipt of such information by Abbott Canada or Purchaser.

(b)	To the extent required, Purchaser and Abbott Canada shall seek additional information regarding Adverse Events upon request from Supplier.

(c)	Supplier shall provide to Abbott Canada details of any information relating to the Adverse Events that is in Supplier’s possession that Abbott Canada requires to comply with Law.

(d)	Abbott Canada shall file with Regulatory Authorities any Adverse Event information required by Law. Filings shall be made in accordance with Law, including with respect to timing of filings.

Each Party shall comply with the Safety Data Exchange Agreement. To the extent there are any inconsistencies or conflicts between this Agreement and the Safety Data Exchange Agreement, the terms and conditions of this Agreement shall control unless otherwise agreed to in writing by Supplier and Purchaser in the form of an amendment to this Agreement. In the event that the Safety Data Exchange Agreement contains material provisions that differ from the Law, the Law shall control.

9.5 Purchase Information. Upon request, Purchaser or Abbott Canada shall provide to Supplier copies of any and all reasonably required purchase information regarding the Product, to the extent such information is easily available and in Purchaser’s or Abbott Canada’s possession.

10.	PAYMENTS AND FEES

10.1 Initial Transfer Price. Purchaser shall pay Supplier $[*] per tablet for Finished Product (the “Initial Transfer Price”) ordered during the Contract Year ending November 30 in each of 2006, 2007 and 2008. Upon delivery, Supplier shall invoice Purchaser for the price of the

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

Finished Products delivered. Each invoice shall specify the purchase order number to which it corresponds and shall reflect the price set forth in this Section 10.1. All amounts due to Supplier pursuant to this Section 10.1 shall be paid by Purchaser within thirty (30) days following the date of invoice pursuant to Section 10.5 below.

10.2	Subsequent Transfer Price.

(a) For each Contract Year during the remainder of the Term, commencing on December 1, 2008, Purchaser shall pay Supplier an amount per tablet equal to the Estimated Transfer Price. For purposes of clarification, Schedules D and E are attached hereto to provide hypothetical forecasted examples of the calculation of Estimated Transfer Price and Actual Transfer Price. The Estimated Transfer Price shall be delivered to Supplier at least thirty (30) days prior to each such Contract Year. Each invoice for Finished Product shall specify the purchase order number to which it corresponds. All amounts due to Supplier pursuant to this Section 10.2(a) shall be paid by Purchaser within thirty (30) days following the date of invoice pursuant to Sections 10.5 and 10.6 below.

(b) Within fifteen (15) days following the end of every month, Purchaser shall send a Monthly Report to Supplier detailing the adjustment of the Estimated Transfer Price which shall be calculated as follows: (the “Actual Transfer Price”)

Actual Transfer Price = [*]

(c) Notwithstanding anything hereunder to the contrary, in no event shall the Estimated Transfer Price or Actual Transfer Price be less than $[*] per tablet or more than $[*] per tablet.

(d)(i) If the Actual Transfer Price is greater than the Estimated Transfer Price for the applicable month, then Purchaser shall owe Supplier an amount equal to the difference between the Actual Transfer Price and the Estimated Transfer Price multiplied by the number of tablets sold in the applicable month to be paid to Supplier pursuant to the provisions of Section 10.2(e) below (the “Supplier Credited Amount”).

(ii) If the Estimated Transfer Price is greater than the Actual Transfer Price for the applicable month, then Supplier shall owe to Purchaser an amount equal to the difference between the Estimated Transfer Price and the Actual Transfer Price multiplied by the number of tablets ordered in the applicable to be paid to Purchaser pursuant to the provisions of Section 10.2(e) below (the “Purchaser Credited Amount”).

(e)(i) If the sum of the Supplier Credited Amount for each of the three months in the applicable Contract Year quarter is greater than the sum of the Purchaser Credited Amount for each of the three months in such Contract Year quarter, then Purchaser shall pay to Supplier an amount equal to the difference between the sum of the Supplier Credited Amounts and the sum of the Purchaser Credited Amounts within thirty (30) days following the end of such quarter.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

(ii) If the sum of the Purchaser Credited Amount for each of the three months in the applicable Contract Year quarter is greater than the sum of the Supplier Credited Amount for each of the three months in such Contract Year quarter, then Supplier shall pay to Purchaser an amount equal to the difference between the sum of the Purchaser Credited Amounts and the sum of the Supplier Credited Amounts within thirty (30) days following the end of such quarter.

(f) In the event of any investigations or orders by any Regulatory Authority relating to pricing of Product that causes Purchaser to retroactively adjust any prices or to otherwise make payments relating to any improperly charged prices or discounts relating to Product, any payments already calculated and paid to Supplier under this Article 10 shall be adjusted.

(g) In the event the Actual Transfer Price calculated for any Contract Year quarter is less than $[*] per tablet (without regard to the limits set forth in Section 10.2(c)) due to changes in the Monthly Average Exchange Rate, the Supplier may notify the Purchaser in writing that it wishes to negotiate in good faith a new minimum floor price which is mutually acceptable to both Parties. In establishing such new minimum floor price, the Parties shall take into consideration all relevant factors, including, without limitation, changes in manufacturing costs and costs of raw materials and packaging materials resulting from fluctuation in the United States currency. In the event that, within three (3) months of such notice, the Parties are unable to establish a new minimum floor price for the Product, then the matter shall be referred to the most senior officers of each of the Parties who shall for an additional thirty (30) days negotiate in good faith to establish a new minimum floor price for the Product. At any time during the negotiations, Purchaser may elect to exercise its rights under Section 5. In the event (i) the most senior officers of the Parties fail to agree on a new minimum floor price for the Product, and (ii) pursuant to the terms of Section 5 above, Purchaser has not been granted the right to Manufacture the Product, then Supplier shall have the right to terminate the Agreement upon one (1) year prior written notice to Purchaser and the Actual Transfer Price during such one (1) year’s period shall be $[*].

(h) In the event the Actual Transfer Price calculated for any Contract Year quarter is greater than $[*] per tablet (without regard to the limits set forth in Section 10.2(c)) due to changes in the Monthly Average Exchange Rate, either Party may notify the other in writing that it wishes to negotiate in good faith a new maximum ceiling price which is mutually acceptable to both Parties. In establishing such new maximum ceiling price, the Parties shall take into consideration all relevant factors, including, without limitation, changes in manufacturing costs and costs of raw materials and packaging materials as well as changes in Supplier’s overall rate of return (relative to such Actual Transfer Price) resulting from fluctuation in the United States currency. In the event that, within three (3) months of such notice, the Parties are unable to establish a new maximum ceiling price for the Product, then the matter shall be referred to the most senior officers of each of the Parties who shall for an additional thirty (30) days negotiate in good faith to establish a new maximum ceiling price for the Product and pending resolution of such matter, the maximum ceiling price for the Product shall remain at $[*] per tablet.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

10.3	License Fees

(a) Approval License Fees. In further consideration of the rights granted hereunder and subject to the other terms and conditions of this Agreement, Purchaser shall make the following non-refundable, non-creditable payments to Supplier within thirty (30) days of the occurrence of each of the following events by Purchaser or Abbott Canada:

Milestone	Payment
Regulatory Approval of [*] as the manufacturer of the Product	[*] Dollars ($[*])
Regulatory Approval for the Product in the Territory for either [*] or [*]	[*] Dollars ($[*])
Regulatory Approval for a Product in any indication other than [*] or [*]	[*] Dollars ($[*])

provided that, Purchaser shall forthwith upon signing this Agreement pay to Supplier [*] dollars ($[*]) to be credited as an advance against the first payment for the licensee fees payable upon occurrence of the first milestone.

(b) Sales License Fees. In further consideration of the rights granted hereunder and subject to the other terms and conditions of this Agreement, Purchaser shall make the following non-refundable, non-creditable payments to Supplier within thirty (30) days of the initial occurrence of each of the following milestones by Purchaser or Abbott Canada:

Milestone	Payment
Annual Net Sales of the Product in the Territory of greater than $[*] dollars (calculated based on Canadian Dollars)	[*] Dollars ($[*])
Annual Net Sales of the Product in the Territory of greater than $[*] dollars (calculated based on Canadian Dollars)	[*] Dollars ($[*])
Annual Net Sales of the Product in the Territory of greater than $[*] dollars (calculated based on Canadian Dollars)	[*] Dollars ($[*])

(c) Determination that Payments are Due. Purchaser shall promptly (and in any event within ten (10) Business Days) provide Supplier with written notice upon its achievement of each of the milestones set forth in Sections (a) and (b). In the event that Supplier believes any license fee is due pursuant to Sections (a) and (b) in spite of not having received notice from Purchaser, it shall so notify Purchaser and shall provide to Purchaser the data and

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

information supporting its belief that the conditions for payment have been achieved. If Purchaser does not provide adequate evidence that such milestone has not been achieved within thirty (30) days of receipt of the data and information from Supplier, the conditions for payment shall be deemed to have been achieved.

(d) License Fees Terms. Unless otherwise expressly provided, Purchaser shall make any payment owed to Supplier as license fees hereunder in arrears, within thirty (30) days from the achievement of such milestone.

10.4 Reimbursement of Marketing Support. Within forty-five (45) days after Regulatory Approval in the Territory is obtained for either [*] or [*], Supplier shall pay to Purchaser the sum of [*] dollars ($[*]), as Supplier’s contribution to the expenses to be incurred by Purchaser and Abbott Canada in obtaining Regulatory Approvals and Commercializing the Product.

10.5 Payment Terms. All sums shall be payable in the United States in United States dollars by bank wire transfer in immediately available funds to the following account unless Purchaser is otherwise notified in writing by Supplier:

Bank Account:	Citizens Bank
28 State Street
Boston, MA 02109
USA
1-877-471-1961

Account Number:	1135568364

Bank ABA Number:	011500120

10.6 Overdue Payments. Subject to the other terms of this Agreement, any payments not paid within the time period set forth in this Section 10 shall bear interest at a rate of LIBOR plus [*] percent ([*]%) for the applicable month from the due date until paid in full, provided that in no event shall said annual rate exceed the maximum interest rate permitted by law in regard to such payments. Such payment when made shall be accompanied by all interest so accrued. Said interest and the payment and acceptance thereof shall not negate or waive the right of Supplier to any other remedy, legal or equitable, to which it may be entitled because of the delinquency of the payment.

10.7 Tax Withholding; Restrictions on Payment. It is the Parties’ understanding that no withholding taxes shall be assessed on the payment made to Supplier pursuant to this Section 10. Any payments payable by either the Supplier or Purchaser (the “Withholding Party”) to the other under this Agreement may be reduced by the amount required to be paid or withheld pursuant to any applicable Law (“Withholding Taxes”); provided however, that Withholding Party shall withhold taxes at the lowest tax rate allowed in the applicable tax treaties. The Withholding Party shall submit to the other Party a copy of an original receipt received by the Withholding Party showing payment thereof, or if such receipt is not available, other reasonable proof of payment of any Withholding Taxes paid or withheld, together with an accounting of the

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

calculations of such taxes, as promptly as practicable but in no case later than thirty (30) days after such Withholding Taxes are remitted to the proper governmental authority. Supplier and Purchaser will cooperate reasonably in completing and filing documents required under the provisions of any applicable tax law or under any other Applicable Law in connection with the making of any required tax payment or withholding payment, or in connection with any claim to a refund of or credit for any such payment.

10.8 Records Retention; Review

(a) Records. Commencing as of the date of First Commercial Sale of the Product hereunder, Purchaser and Sub-Distributor shall keep for at least three (3) years from the end of the calendar year to which they pertain complete and accurate records of sales by Purchaser or Sub-Distributor, as the case may be, of the Product, in sufficient detail to allow the accuracy of the payments hereunder to be confirmed.

(b) Review. Subject to the other terms of this Section 10.8, at the request of Supplier, which shall not be made more frequently than once per calendar year during the Term, upon at least thirty (30) days’ prior written notice from Supplier, and at the expense of Supplier (except as otherwise provided herein), Purchaser shall permit independent accountants (who may be certified public accountants or chartered accountants) reasonably selected by Supplier to inspect (during regular business hours) the relevant records required to be maintained by Purchaser under this Section 10.8. Results of any such review shall be binding on all Parties absent manifest error. Each Party agrees to treat the results of any such accountant’s review of another Party’s records under this Section 10.8 as Confidential Information of such other Party subject to the terms of Article 11. If any review reveals a deficiency in the calculation and/or payment of royalties by Purchaser, then (a) Purchaser shall promptly pay Supplier the amount remaining to be paid, and (b) if such underpayment is by ten percent (10%) or more, Purchaser shall pay the reasonable out-of-pocket costs and expenses incurred by Supplier in connection with the review.

(c) Other Parties. Purchaser shall include in any agreement with each Sub-Distributor terms requiring such party to retain records as required in this Section 10.8 and to permit Supplier to inspect such records as required by this Section 10.8.

11.	TREATMENT OF CONFIDENTIAL INFORMATION

11.1 Confidential Obligations. Supplier, Purchaser and Abbott Canada each recognize that another Party’s Confidential Information constitutes highly valuable and proprietary confidential information. Supplier, Purchaser and Abbott Canada each agree that during the Term and for seven (7) years thereafter, it will keep confidential, and will cause its employees, consultants and Affiliates to keep confidential, all Confidential Information of another party. Neither Supplier, Purchaser or Abbott Canada, nor any of their respective employees, consultants or Affiliates shall use Confidential Information of another party for any purpose whatsoever other than exercising any rights granted to it or reserved by it hereunder. Without limiting the foregoing, each of Supplier, Purchaser and Abbott Canada may disclose information to the extent such disclosure is reasonably necessary to (a) file and prosecute patent applications and/or maintain patents which are filed or prosecuted in accordance with the provisions of this Agreement, or (b)

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

file, prosecute or defend litigation in accordance with the provisions of this Agreement or (c) comply with applicable laws, regulations or court orders; provided, however, that if a Party is required to make any such disclosure of another Party’s Confidential Information in connection with any of the foregoing, it will give reasonable advance notice to such other Party of such disclosure requirement and will use reasonable efforts to assist such other Party in efforts to secure confidential treatment of such information required to be disclosed.

11.2 Limited Disclosure and Use. Supplier, Purchaser and Abbott Canada each agree that any disclosure of any one Party’s Confidential Information to any officer, employee, consultant or agent of another Party or any of its Affiliates shall be made only if and to the extent necessary to carry out its rights and responsibilities under this Agreement, shall be limited to the maximum extent possible consistent with such rights and responsibilities and shall only be made to the extent any such persons are bound by written confidentiality obligations to maintain the confidentiality thereof and not to use such Confidential Information except as expressly permitted by this Agreement. Supplier, Purchaser and Abbott Canada each further agree not to disclose or transfer another Party’s Confidential Information to any third parties under any circumstance without the prior written approval from such other Party (such approval not to be unreasonably withheld), except as otherwise required by law, and except as otherwise expressly permitted by this Agreement. Supplier, Purchaser and Abbott Canada each shall take such action, and shall cause its Affiliates to take such action, to preserve the confidentiality of each other’s Confidential Information as it would customarily take to preserve the confidentiality of its own Confidential Information, using, in all such circumstances, not less than reasonable care. Each of Supplier, Purchaser and Abbott Canada, upon the request of another party, will return all the Confidential Information disclosed or transferred to it by such other party pursuant to this Agreement, including all copies and extracts of documents and all manifestations in whatever form, within sixty (60) days of such request or, if earlier, the termination or expiration of this Agreement; provided however, that a Party may retain (a) any Confidential Information of an other Party relating to any license which expressly survives such termination and (b) one (1) copy of all other Confidential Information in inactive archives solely for the purpose of establishing the contents thereof.

11.3 Publicity. Neither Supplier, Purchaser nor Abbott Canada may publicly disclose the existence or terms or any other matter of fact regarding this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed; provided, however, that any Party may make such a disclosure (a) to the extent required by law or by the requirements of any nationally recognized securities exchange, quotation system or over-the-counter market on which such Party has its securities listed or traded, or (b) to any investors, prospective investors, lenders and other potential financing sources who are obligated to keep such information confidential. In the event that such disclosure is, in the opinion of the disclosing Party’s counsel, required as aforesaid, the disclosing Party shall submit the proposed disclosure in writing to the other Party at least five (5) days prior to the date of disclosure for an opportunity to comment thereon and the Parties shall coordinate with the other Parties with respect to the wording and timing of any such disclosure. The Parties, upon the execution of this Agreement, will mutually agree to a press release with respect to this transaction for publication. Once such press release or any other written statement is approved for disclosure by the Parties, any Party may make subsequent public disclosure of the contents of such statement without the further approval of the other Parties.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

11.4 Use of Name. No Party shall employ or use the name of another Party in any promotional materials or advertising relating to this Agreement without the prior express written permission of the other party or as specifically set out in this Agreement.

11.5 Access to Information. If Purchaser or Abbott Canada receives an access to information or freedom of information request relating to Product, it shall notify Supplier within two days of such request, and provide a copy of its proposed response to such request to Supplier at least five days before the deadline for responding. If Supplier suggests that the proposed response should be amended to keep additional information confidential, Purchaser or Abbott Canada, as applicable, shall amend the proposed response accordingly.

12.	INTELLECTUAL PROPERTY RIGHTS

12.1 Patent Filing, Prosecution and Maintenance. Supplier shall be responsible for preparing, filing, prosecuting, obtaining and maintaining, at its sole cost, expense and discretion, all Patent Rights in the Territory. Supplier will keep Purchaser reasonably informed of the status of such filing, prosecution and maintenance.

12.2 Trademark Filing, Prosecution and Maintenance. Supplier may seek and maintain (or cause to be sought and maintained, in the case of trademarks used under license) such registrations as it deems advisable in respect of the Trademarks in the Territory, and will keep Purchaser reasonably informed of the status of such registrations and applications therefore. Supplier (or the trademark owner, in the case of trademarks used under license) may from time to time add to, modify or delete any Trademarks.

12.3 Notice of Infringement. If, during the Term, any Party learns of any actual, alleged or threatened infringement by a Third Party of any of the Intellectual Property, including without limitation if a Notice of Allegation pursuant to the Patented Medicines (Notice of Compliance) Regulations is received, such Party shall promptly notify the other Parties and shall provide the other Parties with available evidence of such infringement.

12.4 Violation of Intellectual Property. Purchaser shall have the first right (but not the obligation), at its own expense and with legal counsel of its own choice, to bring suit (or take other appropriate legal action) against any actual, alleged or threatened infringement or other violation of the Intellectual Property in the Territory. Supplier shall have the right, at its own expense, to be independently represented in any such action by Purchaser by counsel of Supplier’s own choice; provided, however, that under no circumstances shall the foregoing affect the right of Purchaser to control the suit as described in the first sentence of this Section 12.4. If Purchaser does not notify Supplier of its decision as to whether it intends to file an action or proceeding against a material infringement or other violation (including a Notice of Allegation pursuant to the Patented Medicines (Notice of Compliance) Regulations) (the “Notice”) within [*] days after the later of (i) Purchaser’s notice to Supplier under Section 12.3 above, or (ii) a written request from Supplier to take action with respect to such infringement (the “Notice Date”), then Supplier shall have the right (but not the obligation), at its own expense, to bring suit (or take other appropriate legal action) against such actual, alleged or threatened infringement, with legal counsel of its own choice. If (a) Purchaser does not actually file any action or proceeding against a material infringement or other violation within [*] days after the

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

Notice Date, or (b) Purchaser elects not to pursue any action or proceeding against a material infringement or other violation pursuant to the Notification, then Supplier shall have the right (but not the obligation), at its own expense, to bring suit (or take other appropriate legal action) against such actual, alleged or threatened infringement, with legal counsel of its own choice . Purchaser acknowledges that L.G. Life Sciences Ltd (or its successors or assigns thereof), as the person licensing certain of the Intellectual Property to the Supplier, is entitled to be represented in suits or actions involving the Intellectual Property in the Territory, and to have its costs and expenses incurred in respect of such litigation reimbursed, pro rata with Supplier, from any damages, monetary awards, costs or other amounts recovered through such suits or actions, or settlement thereof; subject to any deductions required to be made in order to reimburse Supplier’s licensor as aforesaid. Any damages, monetary awards, costs or other amounts recovered, whether by judgment or settlement, pursuant to any suit, proceeding or other legal action taken under this Section 12.4, shall applied as follows:

(a) First, to reimburse the Supplier and Purchaser for their respective costs and expenses (including reasonable legal fees, expert fees and other disbursements) incurred in prosecuting such enforcement action;

(b) Second, to Purchaser for reimbursement for Purchaser’s profits on lost sales associated with Products and to Supplier for reimbursement for Supplier’s profits on lost sales to Purchaser and Quarterly Payments, royalties and license fees owing hereunder based on such lost sales;

(c) Third, any amounts remaining shall be allocated as follows: (A) if Supplier is the Party bringing such suit or proceeding or taking such other legal action, [*] percent ([*]%) to Supplier, (B) if Purchaser is the Party bringing such suit or proceeding or taking such other legal action, [*] percent ([*]%) to Purchaser, and (C) if the suit is brought jointly, [*] percent ([*]%) to each of Supplier and Purchaser.

If either of Supplier or Purchaser brings any such action or proceeding hereunder, the other agrees to be joined as party plaintiff if necessary to prosecute such action or proceeding, and to give the Party bringing such action or proceeding reasonable assistance and authority to file and prosecute the suit; provided, however, that neither Supplier nor Purchaser shall be required to transfer any right, title or interest in or to any property to the other, to Sub-Distributor or any Third Party to confer standing on a Party hereunder.

12.5 Right to Use Intellectual Property. Purchaser acknowledges that it has no interest in, and agrees that it will not at any time assert or claim any interest in, nor register or attempt to register any form of intellectual property which would infringe or otherwise violate any of Intellectual Property, and will cooperate with Supplier to secure Supplier’s rights under the Intellectual Property in the Territory. The Intellectual Property (whether owned by Supplier or licensed to Supplier) shall as among the Parties remain the exclusive property of Supplier. All benefit and goodwill arising from Purchaser’s or Sub-Distributor’s use of the Trademarks shall, as among the Parties, inure to the benefit of Supplier.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

13.	REPRESENTATIONS AND WARRANTIES

13.1 Supplier Representations. Supplier represents and warrants to Purchaser that:

(a)	the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all appropriate Supplier corporate action;

(b)	this Agreement is a legal and valid obligation binding upon Supplier and enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement by the Parties does not conflict with any agreement, instrument or understanding to which Supplier is a party or by which it is bound;

(c)	Supplier has the full right and legal capacity to grant the rights granted to Purchaser hereunder in the Territory without violating the rights of any Third Party;

(d)	Supplier is not aware of any Third Party patent, patent application or other intellectual property rights in the Territory that would be infringed (i) by using the Trademark, or (ii) by making, using, offering for sale, selling or importing Product;

(e)	Supplier is not aware of any information that would render invalid and/or unenforceable claims for the Product in the Patent Rights; and

(f)	Supplier warrants exclusively to Purchaser that all of the Products shipped by Supplier or its third party manufacturer in accordance with this Agreement: (i) shall meet Supplier’s specifications for the shelf life of such Product when stored and handled in accordance with Supplier’s labeled conditions, (ii) shall be manufactured in accordance with the GMP and the Law in effect at the time of manufacture, and (iii) shall not be adulterated or misbranded as a result of acts or omissions by Supplier; provided, that, (i) the Parties agree that the warranty set forth in this Section 13.1(f) shall not apply to any Product Manufactured by Purchaser pursuant to Section 5 above, and (ii) subject to Supplier’s indemnification obligations in the event of a product liability claim, Supplier’s sole obligation and the sole remedy under this warranty is replacement of any Product or a refund of the purchase price that Supplier reasonably determines to be covered by this warranty.

13.2 Purchaser Representations. Purchaser represents and warrants to Supplier that:

(a)	the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all appropriate Purchaser corporate action;

(b)	this Agreement is a legal and valid obligation binding upon Purchaser and Abbott Canada and enforceable in accordance with its terms, and the execution, delivery

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

and performance of this Agreement by the Parties does not conflict with any agreement, instrument or understanding to which Purchaser is a party of or by which it is bound.

(c)	Purchaser has the capacity to fulfill all the obligations under this Agreement.

(d)	Purchaser warrants that Abbott Canada shall Commercialize and Develop Product in accordance with Laws.

13.3 Abbott Canada. Abbott Canada represents and warrants to Supplier that:

(a)	the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all appropriate Abbott Canada corporate action;

(b)	this Agreement is a legal and valid obligation binding upon Abbot Canada and enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement by the Parties does not conflict with any agreement, instrument or understanding to which Abbott Canada is a party of or by which it is bound.

(c)	Abbott Canada has the capacity to fulfill all the obligations under this Agreement and all obligations pursuant to its appointment as a Sub-Distributor.

(d)	Abbott Canada warrants that it shall Commercialize and Develop Product in accordance with Laws.

13.4 No Warranties

(a)	Nothing in this Agreement is or shall be construed as:

(i)	a warranty or representation by any Party as to the validity or scope of any patent application or patent licensed hereunder; or

(ii)	a warranty or representation that anything made, used, sold or otherwise disposed of under any license granted pursuant to this Agreement is or will be free from infringement of patents, copyrights, and other rights of third parties.

(b)	Except as expressly set forth in this Agreement, NO PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OR CONDITIONS OF ANY KIND, EITHER EXPRESS OR IMPLIED. THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF NON-INFRINGEMENT OF ANY PATENT, COPYRIGHT, TRADEMARK, OR OTHER RIGHTS OF THIRD PARTIES, OR ANY OTHER EXPRESS OR IMPLIED WARRANTIES.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

14.	PRODUCT RECALL

In the event that (i) the Regulatory Authority or any other governmental agency or authority issues a request or orders that the Product be recalled, (ii) a court of competent jurisdiction in Territory orders that the Product be recalled, or (iii) Supplier reasonably determines, after consultation with Purchaser, that the Product should be recalled in the Territory or a notice is required relating to restrictions on use of the Product, Purchaser and Abbott Canada shall attend to the same, as determined by the mutual agreement of Supplier and Purchaser, and the Parties shall take all appropriate corrective action. In the event such action results from: (a) Supplier’s negligence or willful misconduct, Supplier shall be responsible for the expenses thereof, (b) Purchaser’s and/or Abbott Canada’s negligence or willful misconduct, Purchaser shall be responsible for the expenses thereof; and (c) otherwise, the Supplier and Purchaser shall share equally the expenses of the action. For purposes of this Agreement, the expenses of the action shall be the expenses of notification and return or destruction (if authorized by Supplier) of the Product, the cost of replacement of the Product, and any costs directly associated with the distribution of replacement Products. Supplier, Purchaser and Abbott Canada shall cooperate fully with one another in carrying out such action.

15. INDEMNIFICATION

15.1 Indemnification

(a) Purchaser Indemnity. Purchaser shall indemnify, defend and hold harmless Supplier, its Affiliates and their respective directors, officers, employees, stockholders and agents and their respective successors, heirs and assigns (the “Supplier Indemnitees”) from and against any liability, damage, loss or expense (including reasonable legal fees and expenses of litigation) incurred by or imposed upon such Supplier Indemnitees, or any of them, in connection with any Third Party claims, suits, actions, demands or judgments, including, without limitation, personal injury and product liability matters, to the extent arising out of (i) the Development or Commercialization of the Product by Purchaser or Sub-Distributors including, (A) any actions taken or inactions or omissions by Purchaser, Abbott Canada or its Sub-Distributors related to obtaining or filing for Regulatory Approvals, or (B) any actual or alleged injury to a Person or property or death resulting from Purchaser’s, Abbott Canada’s or its Sub-Distributors negligence in the storage, handling, transportation, maintenance or other activity related to the Development and/or Commercialization of the Product, (ii) any material breach of this Agreement by Purchaser or Abbott Canada, (iii) the gross negligence or willful misconduct on the part of Purchaser or Sub-Distributor, or (iv) the Manufacturing of the Product pursuant to Purchaser’s exercise of its rights under Section 5 above or the packaging of the Product pursuant to Purchaser’s exercise of its rights under Section 3.2(d) above.

(b) Supplier Indemnity. Supplier shall indemnify, defend and hold harmless Purchaser, its Affiliates and their respective directors, officers, employees, and agents,

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

and their respective successors, heirs and assigns (the “Purchaser Indemnitees”), from and against any liability, damage, loss or expense (including reasonable legal fees and expenses of litigation) incurred by or imposed upon such Purchaser Indemnitees, or any of them, in connection with (y) any claims, suits, actions, demands or judgments to the extent arising out of (i) any material breach of this Agreement by Supplier, (ii) the gross negligence or willful misconduct on the part of Supplier, or (iii) any breach or inaccuracy of any representation, warranty, or guarantee given by Supplier contained in this Agreement or (z) any Third Party product liability claims resulting from the use or consumption in accordance with the product insert by any person of any Product supplied by Supplier under this Agreement, unless (A) the Third Party damages were caused or materially contributed to by Purchaser’s or Abbott Canada’s storage, handling, transportation, manufacture, maintenance or other activity related to the Development and/or Commercialization of the Product by Purchaser or Abbott Canada, or (B) such Third Party product liability claim is for reimbursement for the purchase price or disgorgement of Purchaser’s or Abbott Canada’s profits or revenues.

(c) In order to provide for just, equitable and conscionable contribution in circumstances in which the indemnification provided for in Sections 15.1(a) and 15.1(b) both apply in accordance with their respective terms, the Parties agree to the extent mandated by a court of law or as otherwise ordered or agreed to by the Parties to contribute proportionally to the aggregate losses resulting from demands, claims, actions, causes of action, suits, proceedings, hearings or investigations of Third Parties.

15.2 Indemnification Procedures. In the event that any Indemnitee is seeking indemnification under Section 15.1 above from a Party (the “Indemnifying Party”), the other Party shall notify the Indemnifying Party of such claim with respect to such Indemnitee as soon as reasonably practicable after the Indemnitee receives notice of the claim, and the Party (on behalf of itself and such Indemnitee) shall permit the Indemnifying Party to assume direction and control of the defense of the claim (including the right to settle the claim solely for monetary consideration) and shall cooperate as requested (at the expense of the Indemnifying Party) in the defense of the claim. The indemnification obligations under Article 15 shall not apply to any harm suffered as a direct result of any delay in notice to the Indemnifying Party hereunder or to amounts paid in settlement of any claim, demand, action or other proceeding if such settlement is effected without the consent of the Indemnifying Party, which consent shall not be withheld or delayed unreasonably. The Indemnitee, its employees and agents, shall reasonably cooperate with the Indemnifying Party and its legal representatives in the investigation of any claim, demand, action or other proceeding covered by Section 15.1.

16.	TERM AND TERMINATION

16.1 Term. Unless earlier terminated in accordance with the terms of this Section 16, the term of this Agreement shall commence on the Effective Date and shall mean the period commencing on the Effective Date and continuing until the expiration of the last Valid Claim of the Patent Rights in the Territory to the extent necessary for the Manufacture, use or sale of the Product (the “Initial Term”) and shall automatically renew for successive [*] year periods (each, a “Renewal Term”; the Initial Term and any Renewal Term are hereinafter collectively referred to as the “Term”), unless Purchaser gives written notice of termination to Supplier at least one hundred and eighty (180) days prior to the end of the Initial Term or Renewal Term, as the case may be.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

16.2 Termination Rights for Breach. Subject to the other terms of this Agreement, this Agreement and the rights and options granted herein may be terminated (i) by Supplier upon any material breach by Purchaser or Abbott Canada, or (ii) by Purchaser upon any material breach by Supplier, of any material obligation or condition, effective ten (10) days after giving written notice to the breaching Party of such termination in the case of a payment breach and thirty (30) days after giving written notice to the breaching Party of such termination in the case of any other breach, which notice shall describe such breach in reasonable detail. The foregoing notwithstanding, if such default or breach is cured or remedied or shown to be non-existent within the aforesaid ten (10) or thirty (30) day period, the notice shall be automatically withdrawn and of no effect.

16.3 Termination for Bankruptcy. In the event that either Supplier or Purchaser files for protection under bankruptcy laws, makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over its property, files a petition under any bankruptcy or insolvency act or has any such petition filed against it which is not discharged within sixty (60) days of the filing thereof, then the other may terminate this Agreement effective immediately upon written notice to such Party.

16.4 Supplier Right to Terminate. Subject to Section 19.8, Supplier shall have the right to terminate this Agreement, if: (i) Purchaser or Abbott Canada challenges the validity of any of the Intellectual Property related to the Product, (ii) Abbott Canada has not launched the Product in the Territory on or before [*] months from the date of execution of this Agreement, (iii) Purchaser does not spend at least $[*] million on advertising and promotional expenses for the Product during the first year after First Commercial Sale, (iv) Purchaser does not spend during the second year after First Commercial Sale, an amount equal to at least [*]% of the actual advertising and promotional expenses incurred by Purchaser during the first year after First Commercial Sale; (v) Purchaser does not spend during the third year after First Commercial Sale, an amount equal to at least [*]% of the actual advertising and promotional expenses incurred by Purchaser during the first year after First Commercial Sale, or (vi) the annual minimum Detailing thresholds (calculated on a PDE basis) set forth below is not achieved by Purchaser:

First Launch Date Year	Number of Planned Details
First year after Launch Date	[*] Planned PDEs

Second year after Launch Date	[*]% of the number of PDEs actually conducted by Purchaser during the first year after Launch

Third Year after Launch Date	[*]% of the number of PDEs actually conducted by Purchaser during the first year after Launch

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

Calculation of the amounts set out in the table above shall be based on Purchaser’s internal automated call reporting system reports, and may be verified by Supplier pursuant to Supplier’s audit rights provided herein.

16.5 Purchaser Right to Terminate. Purchaser shall have the right to terminate this Agreement upon ten (10) days notice to the Supplier in the event Regulatory Approval is not obtained for the Product for the [*] indication within [*] months of submission for such Regulatory Approval.

16.6 Effects of Termination.

(a)	Termination for Breach. Upon termination of this Agreement pursuant to this Section 16, as of the effective date of such termination, all relevant licenses and sublicenses granted by Supplier to Purchaser hereunder shall terminate automatically and Purchaser and Abbott Canada shall cease Commercializing or Developing the Product or using the Trademarks.

(b)	Within ten (10) days of delivery or receipt of a notice of termination by Purchaser pursuant to Section 16.2 or 16.3, Purchaser shall have the option to terminate all unfilled orders for Products and, if such option is exercised, then all unfilled orders for Products shall be deemed cancelled without any rights or recourses whatsoever against any party hereto.

(c)	Sell-off Period. Notwithstanding the foregoing, Purchaser and Abbott Canada shall have the right, for sixty (60) days or such longer time period (if any) on which the Parties mutually agree in writing taking into account the Product purchased pursuant to Sections 16.6(d) and 16.6(f), to sell or otherwise dispose of all Products ordered pursuant to this Agreement and then on hand.

(d)	Upon the expiration of the Term or in the event of the termination of this Agreement by Supplier pursuant to Section 16.2 or 16.3, Purchaser agrees to purchase from Supplier a maximum of [*] tablets of Product having a shelf life of no less than [*] months, at a price per Product tablet equal to Supplier’s actual cost to Manufacturer and package such Product. Notwithstanding the foregoing, Purchaser shall accept Risk-Dated Product in accordance with the terms set out in Section 4.7 and shall accept Product with more than [*] months of shelf life but less than [*] months of shelf life (the “Liquidation Product”) at the time of delivery in which case Purchaser will use Diligent Efforts to sell the Liquidation Product in the ordinary course of its business and Supplier shall be obligated to repurchase from Purchaser all of the Liquidation Product the Purchaser is unable to sell and which has less than [*] months of shelf life at the price paid for such Liquidation Product.

(e)

Transfer of Documentation. Upon the expiration of the Term or in the event of the termination of this Agreement for any other reason, Purchaser and Abbott Canada shall immediately deliver to Supplier, or such other person as it may designate, all promotional material, including catalogues, Product price lists, and any other

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

documents or material (including any material delivered in electronic form and Confidential Information) provided by Supplier to Purchaser or Abbott Canada with respect to the Product or its Commercialization in the Territory.

(f)	Sale of Safety Stock Inventory. Upon the expiration of the Term or in the event of the termination of this Agreement by the Purchaser pursuant to Section 16.5 or by Supplier pursuant to Section 16.2, 16.3 or 16.4, Purchaser agrees to purchase from Supplier all of the Safety Stock Inventory in accordance with the terms and conditions set forth in Sections 4.6 and 4.7.

16.7 Remedies. Except as otherwise expressly set forth in this Agreement, the termination provisions of this Article 16 are in addition to any other relief and remedies available to the Parties at law.

16.8 Surviving Provisions. Notwithstanding any provision herein to the contrary, the rights and obligations of the Parties set forth in Sections 1, 2.2(d), 2.3, 2.5, 9.1, 10, 11, 13.4, 15, 16, 17, 19 and 20 (solely with respect to guaranty of obligations which survive termination or expiration of the Agreement, as well as any rights or obligations otherwise accrued hereunder (including any accrued payment obligations), shall survive the expiration or termination of the Term. Without limiting the generality of the foregoing, Purchaser shall have no obligation to make any milestone or royalty payment to Supplier that has not accrued prior to the effective date of any termination of this Agreement, but shall remain liable for all such payment obligations accruing prior to the effective date of such termination.

17.	DISPUTES

17.1 Negotiation. The Parties recognize that a bona fide dispute as to certain matters may from time to time arise during the term of this Agreement which relates to any Party’s rights and/or obligations hereunder. In the event of the occurrence of such a dispute, any Party may, by written notice to the other Parties, have such dispute referred to their respective senior officials designated below or their successors, for attempted resolution by good faith negotiations within thirty (30) days after such notice is received. Said designated senior officials are as follows:

For Purchaser: General Manager of Abbott Canada or a delegate with similar authority to bind Purchaser and Abbott Canada

For Supplier: Chief Executive Officer

For Abbott Canada: General Manager of Abbott Canada or a delegate with similar authority to bind Purchaser and Abbott Canada

In the event the designated senior officials are not able to resolve such dispute within the thirty (30) day period, such dispute shall be referred to arbitration in accordance with Section 17.2 hereof.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

17.2 Arbitration. Subject to Section 17.1, any dispute, controversy or claim initiated by any Party arising out of, resulting from or relating to this Agreement, or the performance by another Party of its obligations under this Agreement (other than bona fide third party actions or proceedings filed or instituted in an action or proceeding by a third party against a Party), whether before or after termination of this Agreement, shall be finally resolved by binding arbitration. Whenever a Party shall decide to institute arbitration proceedings, it shall give written notice to that effect to the other Parties. Any such arbitration shall be conducted under the Commercial Arbitration Rules of the American Arbitration Association by a panel of three arbitrators appointed in accordance with such rules. Any such arbitration shall be held in Boston Massachusetts. The method and manner of discovery in any such arbitration proceeding shall be governed by the laws of the Commonwealth of Massachusetts. The arbitrators shall have the authority to grant injunctions and/or specific performance and to allocate amongst the Parties the costs of arbitration in such equitable manner as they determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, any Party shall have the right, without waiving any right or remedy available to such Party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such Party, pending the selection of the arbitrators hereunder or pending the arbitrators’ determination of any dispute, controversy or claim hereunder.

18.	NON-COMPETITION

During the Term, each of Purchaser, Abbott Canada and any of their respective Affiliates agree for itself and on behalf of their directors, officers and employees that it and they shall not directly or indirectly Commercialize or Develop in the Territory the following products:

(a)	products which are members of the [*]; provided that, Purchaser, Abbott Canada and their respective Affiliates may directly or indirectly Commercialize or Develop products approved by the Canadian Regulatory Authorities for [*] upon rejection by the Canadian Regulatory Authorities of a supplemental drug application for the Product for the [*] indication; and

(b)	products which are members of the [*] provided, that (i) Supplier files prior to August 1, 2009 a new or supplemental drug application with the Canadian Regulatory Authorities for the Product in such indication, and (ii) a notice of compliance with respect thereto is obtained within twenty-four (24) months of such submission.

19.	MISCELLANEOUS

19.1 Notification. All notices, requests and other communications hereunder shall be in writing, shall be addressed to the receiving Party’s address set forth below or to such other address as a Party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by facsimile transmission (to be followed with written fax confirmation), (iii) sent by private courier service providing evidence of receipt, or (iv) sent by registered or certified mail,

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

return receipt requested, postage prepaid. The addresses and other contact information for the Parties are as follows:

If to Supplier:	Oscient Pharmaceutical Corporation 1000 Winter Street, Suite 2200 Waltham, MA 02451 Attention: Chief Executive Officer
With a copy to:	Oscient Pharmaceutical Corporation 1000 Winter Street, Suite 2200 Waltham, MA 02451 Attention: Legal
If to Purchaser:	Abbott International, LLC 200 Abbott Park Road Dept 64E, AP34-1 Abbott Park, IL 60064-6194
If to Abbott Canada	Abbott Laboratories, Limited 8401 Trans-Canada Highway St. Laurent, Québec H4S 1Z1 Attention: The President
With a copy to:	Abbott Laboratories, Limited 8401 Trans-Canada Highway St. Laurent, Québec H4S 1Z1 Attention: Legal

All notices, requests and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if made by telecopy or facsimile transmission, at the time that receipt thereof has been acknowledged by the recipient, (iii) if sent by private courier, on the day such notice is delivered to the recipient, or (iv) if sent by registered or certified mail, on the fifth (5th) business day following the day such mailing is made.

19.2 Language. This Agreement has been prepared in the English language and the English language shall control its interpretation.

19.3 Governing Law. This Agreement will be construed, interpreted and applied in accordance with the laws of the State of New York (excluding its body of law controlling conflicts of law).

19.4 Entire Agreement. This is the entire Agreement between the Parties with respect to the subject matter hereof and supersedes all prior representations, understandings and agreements between the Parties with respect to the subject matter hereof. No modification shall be effective unless in writing with specific reference to this Agreement and signed by the Parties.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

19.5 Waiver. The terms or conditions of this Agreement may be waived only by a written instrument executed by the Party waiving compliance. The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same. No waiver by any Party of any condition or term shall be deemed as a continuing waiver of such condition or term or of another condition or term.

19.6 Headings. Section and subsection headings are inserted for convenience of reference only and do not form part of this Agreement.

19.7 Assignment. Neither this Agreement nor any right or obligation hereunder may be assigned, delegated or otherwise transferred, in whole or part, by any Party without the prior express written consent of the others; provided, however, that Supplier or Purchaser may without the written consent of the other or of any Sub-Distributor, assign this Agreement and its rights and delegate its obligations hereunder to its Affiliates, or in connection with the transfer or sale of all or substantially all of such Party’s assets or business, or in the event of its merger, consolidation, change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under this Agreement. Any purported assignment in violation of this Section 19.7 shall be void. The terms and conditions of this Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the Parties.

19.8 Force Majeure.

(a)	No Party shall be liable for failure of or delay in performing obligations set forth in this Agreement (excluding any payment obligation under this Agreement), and no Party shall be deemed in breach of its obligations, if such failure or delay is due to natural disasters, labour strikes or any causes beyond the reasonable control of such Party. In event of such force majeure, the Party affected thereby shall given prompt notice to the other Parties and use reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder.

(b)	It is agreed and understood by the Parties that a product liability claim or clinical trial results sponsored by Supplier that have negative safety results in respect of the Product which would reasonably be expected to a have material adverse event on the Commercialization of the Product in the Territory shall constitute an event of force majeure and in any such event, the Parties may collaborate with each other and meet in order to discuss and conclude arrangements in order to minimize the consequences of such force majeure and ensure that the spirit and intent of this Agreement are respected to the extent possible. Such collaborative efforts shall also include, to the extent necessary, good faith negotiation of the milestones, performance criteria and other terms and conditions of this Agreement to ensure that the rights and entitlements of each Party under this Agreement are not materially affected by the continuation of such event of force majeure.

19.9 Construction. The Parties hereto acknowledge and agree that: (i) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement;

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

and (iii) the terms and provisions of this Agreement shall be construed fairly as to all Parties hereto and not in favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement.

19.10 Severability. If any provision(s) of this Agreement are or become invalid, are ruled illegal by any court of competent jurisdiction or are deemed unenforceable under then current applicable law from time to time in effect during the Term hereof, it is the intention of the Parties that the remainder of this Agreement shall not be affected thereby. The Parties hereto covenant and agree to renegotiate any such term, covenant or application thereof in good faith in order to provide a reasonably acceptable alternative to the term, covenant or condition of this Agreement or the application thereof that is invalid, illegal or unenforceable, it being the intent of the Parties that the basic purposes of this Agreement are to be effectuated.

19.11 Status. Nothing in this Agreement is intended or shall be deemed to constitute a partner, agency, employer-employee, or joint venture relationship among the Parties.

19.12 Limitation of Liability. EXCEPT FOR ANY BREACH OF ANY CONFIDENTIALITY OBLIGATIONS OR DUE TO A PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN NO EVENT SHALL ANY PARTY BE LIABLE TO THE OTHERS OR ANY OF THEIR AFFILIATES FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES (INCLUDING LOST PROFITS, BUSINESS OR GOODWILL) SUFFERED OR INCURRED BY SUCH OTHER PARTY OR ITS AFFILIATES IN CONNECTION WITH A BREACH OR ALLEGED BREACH OF THIS AGREEMENT, WHETHER IN CONTRACT, WARRANTY, TORT, STRICT LIABILITY OR OTHERWISE.

19.13 Export Compliance.

(a) Purchaser and/ Abbott Canada shall be responsible for the importation of the Product into the Territory, in its name as importer of record, and shall obtain at its expense, all permits and authorizations, and shall comply with all Canadian customs laws, regulations and official standards applicable to such importation. Supplier agrees to provide a certificate of origin for the Product, as requested by Purchaser for purposes of importing the Product into the Territory.

(b) Purchaser and Abbott Canada shall comply with all Canadian and United States laws and regulations controlling the export of certain commodities and technical data, including without limitation all Export Administration Regulations of the United States Department of Commerce (collectively, “Export Control Laws”). Among other things, these laws and regulations prohibit or require a license for the export of certain types of commodities and technical data to specified countries. Purchaser hereby gives written assurance that it will comply with, and will cause its Affiliates and Sub-Distributor to comply with, all Export Control Laws, that it bears sole responsibility for any violation thereof by itself or its Affiliates or Sub-Distributors, and that it will indemnify, defend, and hold Supplier harmless (in accordance with Section 15) for the consequences of any such violation.

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

19.14 Further Assurances. Each Party agrees to execute, acknowledge and deliver such further instructions, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

19.15 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.16 Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any Party. No such third party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any debt, liability or obligation (or otherwise) against any Party.

19.17 Non-Solicitation Until the one (1) year anniversary of the termination or expiration of this Agreement, no Party nor its respective Affiliates shall, and shall cause each of its Affiliates not to, directly or indirectly, without the other Parties’ prior written consent, solicit the employment of any employee (or former employee bound by a non-competition obligation) of the other Parties or their respective Affiliates with whom it has come in contact in conducting activities under this Agreement; provided, however, that the foregoing provisions shall not apply to a general advertisement or solicitation program that is not specifically targeted at such persons.

19.18 United Nations Convention on Sale of Goods. The United Nations Convention on Sale of Goods is hereby expressly excluded from application to this Agreement.

20.	PARENT OBLIGATIONS.

Abbott Laboratories (“Abbott US”) hereby guarantees for the benefit of Supplier the performance by Purchaser of Purchaser’s obligations under this Agreement. If Purchaser fails to perform when due any of its obligations to Supplier under this Agreement, upon notice from Supplier, Abbott U.S. shall promptly assume or cause the performance of such obligation(s). The obligations of Abbott U.S. under this Section 20 are continuing and irrevocable, and Abbott U.S. waives any failure or delay by Supplier in asserting or enforcing any of its rights or making any claims or demands against Purchaser before demanding performance by Abbott U.S. hereunder.

[Remainder of page intentionally left blank]

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representative in two (2) originals.

ABBOTT INTERNATIONAL, LLC		OSCIENT PHARMACEUTICALS CORPORATION

By:	/s/ Stafford O’Kelly	By:	/s/ Steven M. Rauscher

Title:	Vice President	Title:	President and Chief Executive Officer

ABBOTT LABORATORIES,LTD. (for purposes of Sections 1.1, 2.3, 2.5, 3.2(b), 3.3(c), 7, 8.2, 8.4, 9.4, 11, 13.3, 16, 18 and 19 only)

By:	/s/ Marcelo Vizio

Title:	General Manager

ABBOTT LABORATORIES (for the purpose of Section 20 only)

By:	/s/ Stafford O’Kelly

Title:	Vice President

[*] = Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed separately with the Commission.

Schedule A

Specifications

[*] [2 pages omitted]

Schedule B

Trademarks

[*]

Schedule C

Patents

FACTIVE® Patent Portfolio in Canada

[*]

Schedule D

Next Year Transfer Price Determination

[*] [1 page omitted]

Schedule E

Transfer Price Quarterly Reconciliation

[*] [1 page omitted]